Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

EAGLE PARENT HOLDINGS, LLC

CHICAGO MERGER SUB, INC.

AMBER ROAD, INC.

And

E2OPEN, LLC,

solely for purposes of Section 9.17

Dated as of May 12, 2019

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ii

ANNEX I - DEFINITIONS

ANNEX II - CONDITIONS TO THE OFFER

EXHIBIT A	—	Form of Amended and Restated Certificate of Incorporation
EXHIBIT B	—	Form of Amended and Restated Bylaws

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 12, 2019 (this “Agreement”), is entered into by and among Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), Chicago Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), Amber Road, Inc., a Delaware corporation (the “Company”), and solely for purposes of Section 9.17, E2open, LLC, a Delaware limited liability company (the “Guarantor”).

RECITALS

WHEREAS, Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”), other than the Excluded Shares, for $13.05 per share (such amount, or any higher amount per Share paid pursuant to the Offer in accordance with this Agreement as may be adjusted in accordance with Section 2.10, being the “Offer Price”), subject to applicable withholding Taxes, net to the seller in cash, without interest, upon the terms and subject to the conditions of this Agreement;

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (a) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, subject to applicable withholding Taxes, net to the seller in cash, without interest, and (b) the Company shall become a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Board of Directors”), at a meeting thereof duly called and held, has unanimously (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (d) resolved that the Merger shall be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and that the Merger shall be consummated as soon as practicable following the Acceptance Time and (e) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement;

WHEREAS, the board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement and to consummate the Offer and the Merger and the other Transactions, in each case on the terms set forth in this Agreement;

WHEREAS, as a condition to the Company’s willingness to enter into this Agreement, the Sponsors are, concurrently with the execution and delivery of this Agreement, entering into equity financing commitment letters in favor of Parent (the “Equity Commitment Letters”), pursuant to which the Sponsors have agreed to provide the amounts set forth therein on the terms and subject to the conditions set forth therein;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, the Guarantor has provided the Guaranty (as defined herein) in favor of the Company with respect to all of the obligations and liabilities of Parent and Purchaser arising under, or in connection with, this Agreement and the Transactions;

WHEREAS, Parent has required, as a condition to its willingness to enter into this Agreement, that certain stockholders and their Affiliates, collectively (the “Specified Stockholders”) enter into Tender and Support Agreements, dated as of the date hereof (each, a “Support Agreement”), simultaneously herewith, pursuant to which, among other things, the Specified Stockholders have agreed to tender their shares of Company Common Stock and take certain other actions in furtherance of the Transactions, in each case on the terms and subject to the conditions provided for in the Support Agreement; and

WHEREAS, the Company, Parent and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Parent and Purchaser hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.01. Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article VIII, and on the terms and subject to the conditions of this Agreement, Purchaser shall, and Parent shall cause Purchaser to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as reasonably practicable after the date of this Agreement (but in no event later than fifteen (15) Business Days from the date of this Agreement). The Offer Price shall, subject to applicable withholding of Taxes, be net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

Section 1.02. Conditions of the Offer.

(a) The obligation of Purchaser to (and of Parent to cause Purchaser to) accept for payment, and pay for, any and all Shares validly tendered (and not withdrawn) pursuant to the Offer shall be on the terms and subject to the conditions of this Agreement, including the satisfaction of the conditions set forth in ANNEX II (the “Offer Conditions”).

(b) Purchaser expressly reserves the right to (i) increase the Offer Price and (ii) waive any Offer Condition or make any other changes to the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that without the prior written consent of the Company: (A) the Minimum Condition may not be amended or waived, (B) Purchaser shall not decrease the Offer Price and (C) no change may be made to the Offer that

(1) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (2) decreases the number of Shares sought to be purchased by Purchaser in the Offer, (3) imposes conditions or requirements to the Offer in addition to the Offer Conditions, (4) except as provided in Section 1.05, terminate the Offer or accelerate, extend or otherwise change the Expiration Date of the Offer or (5) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares.

Section 1.03. Expiration of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m., Eastern Time on the date that is twenty (20) Business Days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”).

Section 1.04. Extension of the Offer.

(a) Notwithstanding anything in this Agreement to the contrary, unless this Agreement has been terminated in accordance with Section 8.01 and subject to Section 1.04(b):

(i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, (A) Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension (or such shorter or longer period as the Parties may agree or as required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the NYSE applicable to the Offer), to permit such Offer Condition to be satisfied and (B) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for the minimum period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or any rules and regulations of the NYSE applicable to the Offer; and

(ii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for one or more extension periods of at least five (5) Business Days each, up to and including the Termination Date; provided, however, that if at any scheduled Expiration Date the only unsatisfied Offer Condition (other than the conditions set forth in clauses (d) and (e) of Annex II, which by their nature are to be satisfied at the Expiration Date) is the Minimum Condition, then Purchaser shall not be required to extend the Offer for more than a total of twenty (20) Business Days (for this purpose, calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) in the aggregate for all extensions pursuant to this clause (ii).

(b) In no event shall Purchaser: (i) be required to extend the Offer beyond the earlier to occur of (A) the valid termination of this Agreement in compliance with Section 8.01 and (B) the Termination Date (such earlier occurrence, the “Extension Deadline”) or (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

Section 1.05. Termination of the Offer. Purchaser shall not, and Parent shall cause Purchaser not to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Section 8.01. If this Agreement is terminated pursuant to Section 8.01, Purchaser shall, and Parent shall cause Purchaser to, immediately and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

Section 1.06. Offer Documents.

(a) On the date of the commencement of the Offer (the “Offer Commencement Date”) Parent and Purchaser shall: (i) file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer, which will contain or incorporate by reference: (A) Purchaser’s offer to purchase Shares pursuant to the Offer (the “Offer to Purchase”) and (B) forms of the related letter of transmittal and summary advertisement and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by the United States securities laws and the rules and regulations of the SEC promulgated thereunder. Parent and Purchaser shall cause the Schedule TO, and all exhibits, amendments and supplements thereto (including the Offer to Purchase and forms of the letter of transmittal and summary advertisement) (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments and supplements thereto, collectively, the “Offer Documents”), to comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, and the rules and regulations thereunder and to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents.

(b) Each of Parent, Purchaser and the Company: (i) shall promptly respond to any comments (including oral comments) of the SEC or its staff with respect to the Offer Documents or the Offer and (ii) to the extent required by the applicable requirements of United States securities laws and the rules and regulations of the SEC promulgated thereunder, promptly correct any information provided by it for use in the Offer Documents to the extent such information shall be or shall have become false or misleading in any material respect and Parent and Purchaser shall take all steps necessary to cause the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by the United States securities laws and the rules and regulations of the SEC promulgated thereunder, to be disseminated to holders of Shares.

(c) The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including all amendments and supplements thereto and including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and Parent and Purchaser shall give reasonable consideration to any such comments made by the Company or its counsel. Parent and Purchaser shall promptly provide the Company and its legal counsel with a copy or a description of any comments (including oral comments) received by Parent, Purchaser or their legal counsel from the SEC or its staff with respect to the Offer Documents.

(d) The Company shall promptly furnish to Parent and Purchaser all information concerning the Company or any Company Subsidiary and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.06.

Section 1.07. Additional Parent Actions.

(a) At or prior to the Offer Acceptance Time, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

(b) Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(c) On the terms and subject to the conditions of the Offer and this Agreement, including the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly after the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares, subject to applicable withholding Taxes, net to the seller in cash without interest.

Section 1.08. Company Actions.

(a) As promptly as practicable after the commencement of the Offer, following the filing of the Schedule TO (and in any event within three (3) Business Days after the filing of the Schedule TO), the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that shall reflect the terms and conditions of this Agreement and, subject to Section 5.02, shall reflect the Company Board Recommendation.

(b) The Company shall cause the Schedule 14D-9 and the filing and dissemination thereof (i) to comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and with other applicable Legal Requirements and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9.

(c) Each of Parent, Purchaser and the Company: (i) shall promptly respond to any comments (including oral comments) of the SEC or its staff with respect to the Schedule 14D-9 and (ii) to the extent required by the applicable requirements of United States securities laws and the rules and regulations of the SEC promulgated thereunder, promptly correct any information provided by it for use in the Schedule 14D-9 to the extent such information shall be or shall have become false or misleading in any material respect and the Company shall take all steps necessary to cause the Schedule 14D-9, as supplemented or amended to correct such information, to be filed with the SEC and, to the extent required by the United States securities laws and the rules and regulations of the SEC promulgated thereunder, to be disseminated to holders of Shares.

(d) Parent and its legal counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including all amendments and supplements thereto and including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC and the Company shall give reasonable consideration to any such comments made by the Parent or its counsel. The Company shall promptly provide Parent and its legal counsel with a copy or a description of any comments (including oral comments) received by Parent, Purchaser or their legal counsel from the SEC or its staff with respect to the Schedule 14D-9.

(e) Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.08.

Section 1.09. Stockholder Lists. In connection with the Offer, the Company shall promptly provide to Parent: (a) a list of the Company’s stockholders, non-objecting beneficial owners, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”) and (b) such additional information (including updated lists of stockholders, non-objecting beneficial owners, mailing labels and lists of securities positions) as Parent may reasonably request in connection with the Offer or the Merger. Prior to the filing with the SEC of the Schedule 14D-9, the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

ARTICLE II

THE MERGER

Section 2.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and pursuant to Section 251(h) of the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company and the separate corporate existence of Purchaser shall thereupon cease and the Company shall continue as the Surviving Corporation and a wholly-owned Subsidiary of Parent. The Merger shall be effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer (but in any event not later than the date of, and immediately following, the Offer Acceptance Time) and have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the assets, property, rights, privileges, immunities, powers, franchises and authority of the Company and Purchaser shall vest in the Surviving Corporation, and the Surviving Corporation shall be liable for all of the obligations of the Company and Purchaser.

Section 2.02. Closing. Unless this Agreement shall have been terminated pursuant to Section 8.01, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Dentons US LLP, 1221 Avenue of the Americas, New York, NY 10020, as soon as practicable following the Offer Acceptance Time except if the conditions set forth in Article VII shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived as of such date, in which case on the first Business Day on which all conditions set forth in Article VII are satisfied or, to the extent permissible by applicable Legal Requirements, waived, unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.03. Effective Time. As soon as practicable on the Closing Date, the Company and Parent will cause the Merger to become effective by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in such form as required by, and to be executed and filed in accordance with, the applicable provisions of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

Section 2.04. Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth on Exhibit A, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.

(b) At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to read as set forth on Exhibit B, and as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Legal Requirements.

Section 2.05. Directors and Officers.

(a) The directors of Purchaser as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

(b) The officers of Purchaser as of immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

Section 2.06. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or the holders of any shares of capital stock of the Company, Parent or Purchaser:

(a) Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time other than (i) the Excluded Shares, which shall be treated in accordance with Section 2.06(b), and (ii) the Dissenting Shares, which shall be treated in accordance with Section 2.09, shall be converted into the right to receive the Offer Price, payable to the holder thereof in cash, or any such higher consideration as may be paid in the Offer, subject to applicable withholding Taxes, net to the seller, without interest thereon (the “Merger Consideration”). At the Effective Time, all such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each such Share, whether represented by a certificate (“Stock Certificate”) or in non-certificated form and represented by book-entry (“Book-Entry Shares”), shall thereafter represent only the right to receive the Merger Consideration in accordance with this Article II.

(b) Cancellation of Excluded Shares. Each Share owned by Parent, Purchaser or any other wholly-owned Subsidiary of Parent, and each Share owned by the Company or any Company Subsidiary (collectively, the “Excluded Shares”), shall cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist.

(c) Capital Stock of Purchaser. Each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, and all such shares together shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.07. Treatment of Company Equity Awards.

(a) Company Options. Unless otherwise agreed to by the Parties, at the Effective Time, by virtue of the Merger, each Company Option that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time shall be treated as follows:

(i) Vested Company Options. Each Company Option that is vested as of immediately prior to the Effective Time (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time, or otherwise in connection with, or as a result of, the consummation of the transactions contemplated hereby) (each, a “Vested Company Option”) shall be canceled and automatically converted into the right to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the applicable per share exercise price of such Vested Company Option multiplied by (ii) the total number of Shares subject to such Vested Company Option (the “Vested Option Consideration”). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the Vested Option Consideration to each holder of a Vested Company Option, without interest and less any Taxes withheld pursuant to Section 2.08(f), if such holder is a current or former employee of the Company or any Company Subsidiary, on the first regularly scheduled payroll date of the Surviving Corporation that is at least three (3) Business Days after the Effective Time, and if such holder is not, and was not, at any time, an employee of the Company or any Company Subsidiary, then Parent shall cause the Paying Agent to make such payment within five (5) Business Days following the Effective Time.

(ii) Unvested Company Options. Each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) shall be canceled and automatically converted into the right to receive an amount (subject to any Taxes withheld pursuant to Section 2.08(f)) in cash, without interest, equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the applicable per share exercise price of such Unvested Company Option multiplied by (ii) the total number of Shares subject to such Unvested Company Option (the “Unvested Option Consideration”); provided, that, except as is set forth on Section 2.07(a)(ii) of the Company Disclosure Letter, such per share Unvested Option Consideration shall not be paid at the Effective Time but shall instead be subject to the satisfaction of the original vesting conditions applicable to the underlying Unvested Company Option in accordance with its terms. Upon satisfaction of such vesting conditions underlying any Unvested Option Consideration, Parent shall cause the Surviving Corporation to pay the per share Unvested Option Consideration, without interest and less any Taxes withheld pursuant to Section 2.08(f), to such holders who have satisfied the applicable vesting conditions as of the applicable vesting date, without interest, on the first regularly scheduled payroll date of the Surviving Corporation that is on or next following the first day of the fiscal quarter immediately following the applicable vesting date of each Unvested Company Option for which such Unvested Option Consideration was exchanged. Except as is set forth in this Section 2.07(a)(ii) and on Section 2.07(a)(ii) of the Company Disclosure Letter, all Unvested Option Consideration will have the same terms (including, with respect to vesting and forfeiture) and conditions as applied to the Unvested Company Options for which they were exchanged, except for terms rendered inoperative by reason of the Transactions.

(iii) Notwithstanding anything herein to the contrary, if the per-share exercise price of any Company Option (whether vested or unvested) is equal to or greater than the Merger Consideration, at the Effective Time each such Company Option shall be canceled by virtue of the Merger without any action on the part of the holder thereof and without any cash payment or other consideration being made in respect thereof and shall have no further force or effect.

(b) Company RSUs. Unless otherwise agreed to by the Parties, at the Effective Time, by virtue of the Merger, each Company RSU that is unexpired and outstanding as of immediately prior to the Effective Time shall be treated as follows:

(i) Vested Company RSUs. Each such Company RSU that is vested as of immediately prior to the Effective Time (after giving effect to any acceleration of vesting that occurs at or prior to the Effective Time, or otherwise in connection with, or as a result of, the consummation of the transactions contemplated hereby) (“Vested Company RSU”) shall be canceled and automatically converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration, multiplied by (ii) the total number of Shares subject to the Vested Company RSU (the “Vested RSU Consideration”). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the Vested RSU Consideration to each holder of a Vested Company RSU, without interest and less any Taxes withheld pursuant to Section 2.08(f), if such holder is a current or former employee of the Company or any Company Subsidiary, on the first payroll date of the Surviving Corporation that is at least three (3) Business days after the Effective Time, and if such holder is not, and was not, at any time, an employee of the Company or any Company Subsidiary, then Parent shall cause the Paying Agent to make such payment within five (5) Business Days following the Effective Time; provided that, notwithstanding anything to the contrary contained in this Section 2.07(b)(i), if required to comply with Section 409A of the Code, such amount shall be paid on the settlement date for such Vested Company RSU specified under the terms of the applicable award agreement.

(ii) Unvested Company RSUs. Each such Company RSU that is not a Vested Company RSU (“Unvested Company RSU”) shall be canceled and automatically converted into the right to receive an amount (subject to any Taxes withheld pursuant to Section 2.08(f)) in cash, without interest, equal to the product of (i) the Merger Consideration multiplied by (ii) the total number of Shares subject to the Unvested Company RSU (the “Unvested RSU Consideration”); provided, that except as is set forth on Section 2.07(b)(ii) of the Company Disclosure Letter, such per share Unvested RSU Consideration shall not be paid at the Effective Time but shall instead be subject to satisfaction of the original vesting conditions applicable to the underlying Unvested Company RSU in accordance with its terms. Upon satisfaction of such vesting conditions underlying any Unvested RSU Consideration, Parent shall cause the Surviving Corporation to pay the per share Unvested RSU Consideration, without interest and less any Taxes withheld pursuant to Section 2.08(f), to such holders who have satisfied the applicable vesting conditions as of the applicable vesting date on the first regularly scheduled payroll date of the Surviving Corporation that is on or next following the first day of the fiscal quarter immediately following the applicable vesting date of each such Unvested Company RSU for which such Unvested RSU Consideration was exchanged; provided that, notwithstanding anything to the contrary contained in this Section 2.07(b)(ii), if required to comply with Section 409A of the Code, such amount shall be paid on the settlement date for the Unvested Company RSU for which the Unvested Company Consideration was exchanged, as specified under the terms of the applicable award agreement. Except as is set forth in this Section 2.07(b)(ii) and Section 2.07(b)(ii) of the Company Disclosure Letter, all Unvested RSU Consideration will have the same terms (including, with respect to vesting and forfeiture) and conditions as applied to the Unvested Company RSUs for which they were exchanged, except for terms rendered inoperative by reason of the Transactions.

(c) Treatment of Company PSUs. At the Effective Time, the level at which the performance goals have been satisfied with respect to each unvested Company PSU that is outstanding immediately prior to the Effective Time shall be determined by the Board of Directors or any appropriate committee thereof in accordance with its terms, which number shall be determined based on the Company’s achievement of the applicable performance goals as of the Closing Date; provided, that the total number of Company PSUs that may be deemed vested in accordance with the foregoing shall not exceed 50,000 (determined in accordance with the applicable Company PSU award agreement on a pro-rated basis, the “Company PSU Achieved Number”). Unless otherwise mutually agreed by the Parties or the Parent and the applicable Company PSU holders, at the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time shall be canceled, and the holder thereof shall then become entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash, without interest, equal to the product of (i) the Merger Consideration, multiplied by (ii) (A) with respect to each unvested Company PSU that is deemed vested in accordance with the first sentence of this Section 2.07(c), the Company PSU Achieved Number underlying such Company PSU, and (B) with respect to each vested Company PSU that has not been settled as of the Effective Time, the total number of Shares underlying the vested Company PSU (the “Company PSU Consideration”). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the Company PSU Consideration to each holder of a Company PSU, without interest and less any Taxes withheld pursuant to Section 2.08(f), on the first payroll date of the Surviving Corporation that is at least three (3) Business Days after the Effective Time; provided that, notwithstanding anything to the contrary in this Section 2.07(a)(i), if required to comply with Section 409A of the Code, such amount shall be paid on the settlement date for such Company PSU specified under the terms of the applicable award agreement.

(d) Corporate Actions. Prior to the Effective Time, the Board of Directors or any appropriate committee thereof shall adopt resolutions providing for, and shall take all other actions that are necessary to effect, the treatment of the Company Equity Awards as contemplated by this Section 2.07.

(e) Funding. At the Effective Time, Parent shall make a cash contribution to the Surviving Corporation in immediately available funds to permit the Surviving Corporation to make the cash payments required under Section 2.07 to the extent, if any, the Surviving Corporation does not otherwise have sufficient funds to make such payments.

Section 2.08. Surrender of Stock Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate the Company’s current transfer agent or select a bank or trust company mutually agreeable to Parent and the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Offer Price to which holders of such Shares shall become entitled pursuant to Section 1.02 and to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 2.06. Promptly after (and in any event no later than the third Business Day after) the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.07(c).

(b) On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.06 (together with the amount deposited pursuant the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the Merger. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided that such investments shall be (i) in obligations of or guaranteed by the United States of America, (ii) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (iv) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.

(c) Promptly after the Effective Time (but in no event later than five (5) Business Days thereafter), the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by Stock Certificates or (ii) Book-Entry Shares, who, in each case was entitled to receive the Merger Consideration pursuant to Section 2.06, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates shall pass, only upon proper delivery of the Stock Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.08(g), if applicable) to the Paying Agent, or a customary agent’s message in respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Stock Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.06. Upon surrender to the Paying Agent of Stock Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.08(g), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Stock Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions or as may be reasonably required by Parent or the Paying Agent, the holder of such Stock Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Stock Certificates or Book-Entry Shares, and such Stock Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Stock Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Stock Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Stock Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Stock Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. None of Parent, Purchaser and the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.08(c) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.08, each Stock Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.06.

(d) At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to Parent any funds (with respect to the aggregate Offer Price to which holders of Shares shall become entitled pursuant to Section 2.06) which had been made available to the Paying Agent and not disbursed to holders of Stock Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it) and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to payment of the Merger Consideration that may be payable upon due surrender of the Stock Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, none of Parent, Purchaser, the Surviving Corporation the Paying Agent or any of their respective Affiliates shall be liable to any holder of Stock Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise expressly provided herein or by applicable Legal Requirements. If, after the Effective Time, Stock Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in Section 2.08(c).

(f) Each of the Company, the Surviving Corporation, Parent and Purchaser, and their Affiliates, shall be entitled to deduct and withhold (or cause the Paying Agent or the Depository Agent to deduct and withhold) from the Offer Price, the Merger Consideration payable to any holder of the Shares or any holder of Company Equity Awards, or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. To the extent that amounts are so withheld and properly remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, holder of Company Equity Awards or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(g) If any Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact reasonably satisfactory to Parent by the holder of the Shares formerly represented by that Stock Certificate, or by a representative of that holder, claiming that Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.08(f)), in exchange for such lost, stolen or destroyed Stock Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Stock Certificate, as contemplated by this Article II.

Section 2.09. Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) and held by a holder who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead shall be cancelled and converted into a right to receive payment of the appraised value of such shares in accordance with Section 262 of the DGCL; provided that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.06(a), without interest thereon, upon surrender of Stock Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent in accordance with the terms of this Agreement. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of any Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL. Parent shall have the opportunity and right, at its sole cost and expense, to direct all negotiations and Proceedings with respect to such demands, so long as Parent does not create obligations for the Company prior to the Effective Time. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.10. Adjustments to Prevent Dilution. In the event that the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to provide the holders thereof the same economic effect contemplated by this Agreement prior to such change; provided, however, that nothing in this Section 2.10 shall be construed to permit the Company or any Company Subsidiary or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

Section 2.11. Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with Article II as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (A) as disclosed in the SEC Reports filed with or furnished to the SEC by the Company on or after January 1, 2018 but prior to the date hereof (other than disclosures contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” or any other disclosures contained or referenced therein of information that is forward-looking in nature), other than with respect to Section 3.01, Section 3.03, Section 3.04, Section 3.05, Section 3.22, Section 3.23 and Section 3.24, or (B) as set forth in the Company Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face), the Company represents and warrants, as of the date hereof and as of immediately prior to the Offer Acceptance Time, to Parent and Purchaser as follows:

Section 3.01. Organization, Standing and Corporate Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary is an entity that is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation (except, in the case of good standing, any jurisdiction that does not recognize such concept) except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. The Company and each Subsidiary has the requisite power and authority to own its properties and to conduct its business and is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent the concept is recognized by such jurisdiction) where the nature of its business requires such qualification or licensing, except where the failure to have such power or authority or to be so qualified and in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has made available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the Company, including all amendments thereto, as in effect on the date hereof, and each as so delivered is in full force and effect. The Company is in compliance in all material respects with such organizational documents.

Section 3.02. Company Subsidiaries. All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company or a Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” Legal Requirements) (collectively, “Liens”), other than Permitted Liens. Section 3.02 of the Company Disclosure Letter lists all of the Company Subsidiaries. The Company has made available to Parent true, correct and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each Company Subsidiary in effect as of the date of this Agreement. The Company Subsidiaries are in compliance in all material respects with their respective organizational or governing documents. Except for equity interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person or the right or obligation to acquire any capital stock or other ownership interest in any Person. No shares of Company Common Stock are owned by any Company Subsidiary.

Section 3.03. Authority; Binding Nature of Agreement. The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. Except for the filing of the Certificate of Merger, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the Transactions. Prior to the date of this Agreement, at a meeting duly called and held, the Board of Directors unanimously (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (d) resolved that the Merger may be effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time and (e) resolved to recommend that the stockholders of the Company tender their Shares to Parent or Purchaser, as applicable, pursuant to the Offer, and to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders, which resolutions have not been subsequently amended, withdrawn or modified as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions.

Section 3.04. Non-Contravention; Consents.

(a) Assuming the filing of the Certificate of Merger and compliance with the applicable provisions of the DGCL, the HSR Act, and the rules and regulations of the SEC and the NYSE, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of, contravene or conflict with any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of the Company, (ii) cause a violation by the Company of any Legal Requirement or Order, rule or regulation applicable to the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary is subject, (iii) require any Consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any Company Subsidiary is entitled under any provision of any Contract except as set forth on Section 3.04 of the Company Disclosure Letter or (iv) result in a Lien (other than a Permitted Lien) of any of the property or assets of the Company or any Company Subsidiary, except in the case of clauses (ii), (iii) and (iv), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for the filing of the Certificate of Merger or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, the HSR Act and the rules and regulations of the SEC and the NYSE, the execution and delivery of this Agreement by the Company, and the consummation by the Company of the Merger or the other Transactions, require no notice to, filing with, Consent from or action by any Governmental Body at any time, except those that the failure to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05. Capital Structure.

(a) The authorized capital stock of the Company consists of 100,000,000 Shares, par value $0.001 per share, and 10,000,000 shares of preferred stock of the Company, par value $0.001 per share (the “Preferred Stock”). At the close of business on May 10, 2019 (the “Capitalization Date”): (i) 28,438,574 Shares were issued and outstanding (which excludes the Shares relating to the Company Options, Company RSUs and Company PSUs referred to in the penultimate sentence of this paragraph); (ii) no shares of Preferred Stock were issued and outstanding; and (iii) no Shares were held by the Company in its treasury. As of the Capitalization Date, the Company has reserved 129,135 Shares for issuance pursuant to the Company Equity Plans. As of the Capitalization Date: (A) 4,357,591 Shares were subject to issuance pursuant to outstanding Company Options (with a weighted average exercise price equal to $10.18 per Share); (B) 1,349,367 Shares were subject to issuance pursuant to outstanding Company RSUs; and (C) 732,685 Shares were subject to issuance pursuant to outstanding Company PSUs. From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Equity Securities except as set forth on Section 3.05(c) of the Company Disclosure Letter.

(b) All outstanding Shares are, and all Shares that may be issued upon the exercise of Company Options and the vesting and settlement of Company RSUs and Company PSUs shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right. Except as set forth in Section 3.05(a), as of the date of this Agreement, there are no issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary (ii) any warrants, calls, options, phantom stock, stock appreciation rights, or other rights or binding arrangements to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in (including voting debt in) the Company or any Company Subsidiary, (iii) any awards or other rights or obligations issued by the Company or any of the Company Subsidiaries based upon the value or price of any capital stock or other voting securities or equity interests of, or ownership interests in, the Company, including any restricted stock or restricted stock units, or (iv) any capital appreciation rights, phantom stock plans, stock appreciation rights, stock-based performance units, performance shares, contingent value rights, interests in or rights to the ownership of or earnings of the Company or any of the Company Subsidiaries, or other equity equivalent or equity-based awards or rights (the foregoing clauses (i) through (iv), collectively, “Equity Securities”). Except as set forth in Section 3.05(b) of the Company Disclosure Letter, none of the Company or any Company Subsidiary has any outstanding obligation (x) to repurchase, redeem or otherwise acquire any Equity Securities or (y) make contributions to the capital of, or lend or advance funds to, any Company Subsidiary or any joint venture or partnership to which the Company or any Company Subsidiary is a party. There are no accrued and unpaid dividends with respect to any outstanding Equity Securities.

(c) Subject to compliance with applicable Legal Requirement relating to data privacy, Section 3.05(c) of the Company Disclosure Letter sets forth a true and complete listing of all outstanding Company Equity Awards as of the Capitalization Date and includes, on a grant by grant basis, the grant date, type of Company Equity Award, number of Company Equity Awards granted, vesting schedule (and the terms of any acceleration thereof), current vesting status (prior to giving effect to the transactions contemplated by this Agreement), and, if applicable, the exercise price. All grants of Company Options, Company RSUs and Company PSUs were made in accordance with the terms of the applicable Company Equity Plan and the Company’s form of option award agreement, restricted stock unit award agreement and performance stock unit award agreement, as applicable, and all grants of Company Options, Company RSUs and Company PSUs are in compliance in all material respects with all applicable Legal Requirements. Section 3.05(c) of the Company Disclosure Letter sets forth each employee or other Person with an offer letter or other Contract, Company Employee Agreement or Company Benefit Plan that contemplates a grant of, or right to purchase or receive: (i) options, restricted stock units or other equity awards with respect to the equity of the Company or any Company Subsidiary or (ii) other securities of the Company or any Company Subsidiary, that in each case, have not been issued or granted as of the date hereof, together with the number of such options, restricted stock units other equity awards or other equity securities and any promised terms thereof.

(d) Except as set forth on Section 3.05(d) of the Company Disclosure Letter, there are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of the Company Subsidiaries is a party with respect to the voting of the capital stock or other Equity Security of, restricting the transfer of, or providing for registration rights with respect to, the Company or any of the Company Subsidiaries. The Company does not have a stockholders’ rights plan in effect.

(e) Other than Equity Securities of the Company Subsidiaries, the Company does not own or hold the right to acquire any Equity Securities, ownership interests or voting interests of, or securities exchangeable or exercisable therefor, or investments in, any other Person.

(f) All dividends or other distributions of the Company’s capital stock and any dividends or other distributions on any securities of any Company Subsidiary that have been authorized or declared prior to the date hereof have been paid in full.

Section 3.06. Company SEC Reports; Financial Statements; Undisclosed Liabilities.

(a) The Company has timely filed or furnished, as applicable, all SEC Reports required to be filed or furnished by it with the SEC since January 1, 2016 (such SEC Reports, the “Company SEC Reports”). As of their respective dates of filing, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Company SEC Reports so filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in any such Company SEC Report has been amended or superseded (prior to the date of this Agreement) by a later Company SEC Report.

(b) As of their respective dates, the audited and unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Reports have been prepared (except, as applicable, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, with respect to any unaudited interim financial statements, as permitted by the SEC’s rules and forms) and fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated results of their operations and cash flows for the periods indicated (taking into account the notes thereto) and subject, in the case of unaudited financial statements, to normal year-end adjustments that are not, individually or in the aggregate, material. Except as have been described in the SEC Reports, there are no unconsolidated subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(c) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and, except as set forth in the Company SEC Reports filed prior to the date of this Agreement, that assessment concluded that those controls were effective. Since December 31, 2016, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2016, no executive officer, employee with responsibility for bookkeeping or accounting functions, or auditor or accountant of the Company has received notice of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim relating to an individual with responsibility for those matters or that the Company has engaged in improper accounting and auditing practices.

(d) The Company has established and maintains disclosure controls and procedures as defined in and required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE and is in compliance in all material respects with all applicable rules, regulations and requirements of the SEC and with the Sarbanes-Oxley Act.

(e) There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. To the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company. The Company has, prior to the date hereof, provided Parent or its Representatives with accurate and complete copies of all SEC comment letters received and response letters submitted and other correspondence with the SEC with respect to the Company SEC Reports, within the year prior to the date of this Agreement to the extent such comment letters, response letters and correspondence are not publicly available.

(f) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”) and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(g) The information with respect to the Company that the Company furnishes to Parent or Purchaser specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

Section 3.07. Liabilities. Neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, except for any such liabilities or obligations (a) accrued, disclosed, reflected or reserved against in the most recent financial statements (including any related notes) contained in the Company SEC Reports filed prior to the date of this Agreement, (b) incurred in the ordinary course of business consistent with past practice since the date of latest balance sheet included in such financial statements, (c) incurred in connection with the Company’s compliance with express terms of this Agreement or the consummation of the Transactions or (d) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.08. Absence of Certain Changes or Events. Since March 31, 2019, (a) there have not been any changes, effects, events, occurrences, circumstances, violations, inaccuracies or developments (changes, effects, events, occurrences, circumstances, violations, inaccuracies and developments being collectively referred to as “Changes”) that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) other than the execution, delivery and performance of this Agreement and the negotiations related hereto, the Company and the Company Subsidiaries have operated in all material respects in the ordinary course of business consistent with past practice, and (c) the Company and the Company Subsidiaries have not taken any action that, if taken after the date of this Agreement, would require the consent of Parent pursuant to Section 5.01.

Section 3.09. Litigation. There is no suit, action, claim, arbitration, mediation or legal, arbitral, administrative or other proceeding (a “Proceeding”) or governmental or regulatory investigation pending or, to the Knowledge of the Company, threatened against, the Company or any Company Subsidiary or against any present or former officer or director of the Company in his or her capacity as such that would, individually or in the aggregate, be material to the Company and the Company Subsidiaries taken as a whole. Neither the Company nor any of the Company Subsidiaries is subject to any outstanding Order that would, individually or in the aggregate, be material to the Company and the Company Subsidiaries taken as a whole.

Section 3.10. Contracts.

(a) Section 3.10(a) of the Company Disclosure Letter identifies each Contract to which the Company or any Company Subsidiary is a party, or by which it is bound, that constitutes a Material Contract (other than Material Contracts entered into after the date hereof without any violation of Section 5.01). For purposes of this Agreement, each of the following to which the Company or any Company Subsidiary is a party or by which it is bound or its assets or properties are bound constitutes a “Material Contract”:

(i) any Contract constituting a Company Employee Agreement or Company Benefit Plan pursuant to which the Company is or may become obligated to (A) make any severance, termination, Tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business consistent with past practice), (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting provided in the applicable Company Equity Plan;

(ii) any Contract that is a settlement, conciliation or similar agreement (A) pursuant to which the Company or any Company Subsidiary will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations, liabilities or limitations on the Company’s or a Company Subsidiary’s conduct;

(iii) any Contract (A) that limits the freedom or right of the Company or any Affiliate to engage in any line of business, to make use of any Company Intellectual Property or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing), or (C) containing exclusivity obligations or restrictions or otherwise purporting to limit the freedom or right of the Company or any Affiliate to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person or any arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right;

(iv) any Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company and the Company Subsidiaries, taken as a whole, in an amount having an expected value in excess of $500,000 in the fiscal year ending December 31, 2019 or in any fiscal year thereafter or in excess of $2,000,000 in the aggregate and which cannot be cancelled by the Company or the applicable Company Subsidiary without penalty or further payment without more than sixty (60) days’ prior notice;

(v) any Contract relating to Indebtedness in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company or any Company Subsidiary;

(vi) any Contract with any Person constituting (A) a joint venture or partnership or (B) a collaboration, strategic alliance, research or development project or similar arrangement which requires sharing of future revenues or profits;

(vii) any Contract that requires the Company or any Company Subsidiary, or any successor to or acquirer of, the Company or any Company Subsidiary, to make any payment (whether “single trigger” or “double trigger”) to another Person as a result of a change of control of the Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(viii) any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company or the issuance of any guaranty by the Company;

(ix) any Company In-Licenses or Company Out-Licenses that are material to the conduct of the business of the Company and the Subsidiary as currently conducted;

(x) any Contract pursuant to which the Company has continuing obligations involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company;

(xi) each acquisition or divestiture Contract entered into since January 1, 2017 with a value greater than $2,000,000 or that contains continuing “earn-out” or other contingent payment obligations;

(xii) any stockholders, investors rights, registration rights or similar agreement or arrangement;

(xiii) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $100,000;

(xiv) any Contract providing for indemnification of any officer, director or employee by the Company or any Company Subsidiary;

(xv) any Contract with any Governmental Body;

(xvi) any Contract with any Significant Customer and any Significant Supplier;

(xvii) assignment, license, covenant, indemnification or other agreement with respect to any form of intangible property, including any Intellectual Property or confidential information, with the exception of (A) shrink-wrap, click-wrap, or similar nonexclusive, royalty-free licenses to non-custom off-the-shelf Software granted to the Company or any Company Subsidiary on standard, non-discriminatory terms that is used solely for the internal business operations of the Company or any Company Subsidiary, or (B) non-exclusive licenses of limited duration granted to customers in the ordinary course of business consistent with past practice;

(xviii) any Lease Agreement that provides for a monthly rental rate that exceeds $25,000; and

(i) any other “material contract” that is currently in effect and has been filed (or is required to be filed) by the Company pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act with respect to the Company and the Company Subsidiaries.

(b) Prior to the date of this Agreement, the Company has made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract. Neither the Company or applicable Company Subsidiary nor, to the Knowledge of the Company, the other party is in material breach of, or material default under, any Material Contract and neither the Company or applicable Company Subsidiary nor, to the Knowledge of the Company, the other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Material Contract. Each Material Contract is, with respect to the Company or applicable Company Subsidiary and, to the Knowledge of the Company, the other party, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since January 1, 2016, the Company has not received any written notice regarding any violation or breach or default in any material respect under any Material Contract that has not since been cured.

Section 3.11. Compliance with Law; Government Authorizations.

(a) The Company is and, since January 1, 2016, has been in compliance in all material respects with all applicable Legal Requirements and the Company has not been given written notice or, to the Knowledge of the Company, other communication from any Governmental Body of, or been charged with, any violation of any applicable Legal Requirement except for such violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole.

(b) The Company holds all material Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which such business is currently being conducted. The Governmental Authorizations held by the Company are valid and in full force and effect and are not subject to any Proceeding that could result in modification, termination or revocation thereof. The Company is in compliance with the terms and requirements of such Governmental Authorizations.

Section 3.12. Customers and Suppliers.

(a) Section 3.12(a) of the Company Disclosure Letter lists the twenty (20) largest customers of the Company and the Company Subsidiaries on a consolidated basis (based on aggregate revenue generated from such customers) for the fiscal year ended December 31, 2018 (collectively, the “Significant Customers”) and sets forth the aggregate revenues attributable to each such customer during the fiscal year ended December 31, 2018. Neither the Company nor any Company Subsidiary has received written notice from any Significant Customer in accordance with the applicable Contract stating that such Significant Customer intends to terminate or not renew its Contract with the Company (and no such Significant Customer has failed to give a timely notice required to renew its Contract in accordance with its terms if such timely notice is required to renew such Contract in accordance with its terms) or that, with respect to any of the ten (10) largest Significant Customers, such Significant Customer has made a decision to initiate a request for proposal (RFP) process that is ongoing or expected to be initiated during the ninety (90) day period after the date of this Agreement with respect to procurement of services similar to those provided by the Company under such Significant Customer’s Contract with the Company.

(b) Section 3.12(b) of the Company Disclosure Letter lists the twenty (20) largest suppliers of the Company and the Company Subsidiaries on a consolidated basis (based on purchases made by the Company and/or the Company Subsidiaries from such suppliers) for the fiscal year ended December 31, 2018 (collectively, the “Significant Suppliers”) and sets forth the aggregate expenditures attributable to each such supplier during the fiscal year ended December 31, 2018. The Company has not received any written notice, nor does the Company have Knowledge, that any of the Significant Suppliers have ceased, or intends to cease, to supply goods or services to the Company or any Company Subsidiary, as applicable.

Section 3.13. Title to Assets. The Company and each of the Company Subsidiaries has good and valid title to all material assets owned by it, and such assets are sufficient to carry on the Company’s business as currently conducted. Except as set forth on Section 3.13 of the Company Disclosure Letter, all such material assets are owned by the Company or a Company Subsidiary free and clear of any material Liens (other than Permitted Liens).

Section 3.14. Real Property.

(a) Neither the Company nor any Company Subsidiary owns any real property or has any outstanding options, rights of first offer or rights of first refusal to purchase any real property or any portion thereof or interest therein.

(b) Section 3.14(b) of the Company Disclosure Letter contains a complete and accurate list, by property, city and state, of all real property currently leased (as lessee), licensed (as licensee) or subleased (as sublessee) by the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has the right to use, occupy or access pursuant to real property agreements (the “Company Leased Real Property”). Section 3.14(b) of the Company Disclosure Letter sets forth a list of all leases, subleases, licenses and occupancy agreements relating to the Company Leased Real Property, including all written amendments, supplements and guaranties thereto and thereof (each, a “Lease Agreement”), and prior to the date of this Agreement, the Company has made available to Parent true, correct and complete copies of each Lease Agreement. Except as set forth in Section 3.14(b) of the Company Disclosure Letter, (i) each Lease Agreement has not been amended or altered, is in full force and effect and is valid and binding on the Company or the Company Subsidiary party thereto, enforceable in accordance with its terms, subject to proper authorization and execution of such Lease Agreement by the other party and the application of any bankruptcy or creditor’s rights laws, (ii) neither the Company nor any Company Subsidiary has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy the Company Leased Real Property or any portion thereof, and (iii) the buildings, plants, improvements and fixtures included as part of the Company Leased Real Property (including the premises demised under the Lease Agreements) are fully constructed and improved, are in good operating condition and repair for their present use in the operation of the business of the Company or any Company Subsidiary, as applicable (subject to normal wear and tear), there are no outstanding monetary or other obligations on behalf of any tenant or any landlord under any of the Lease Agreements with respect to any improvements, and there are no material defects in any Company Leased Real Property, as to title or condition. All interests held by the Company or any Company Subsidiary as lessee, sublessee or occupant under the Lease Agreements are free from all Liens except for Permitted Liens. To the Knowledge of the Company, there is no default or breach (and there is no event or condition that would constitute a default after notice, lapse of time, or both) by the Company or any Company Subsidiary or, to the Knowledge of the Company, any counterparty, in the timely performance of any obligation to be performed or paid under any such Lease Agreement, which breach or default has not been cured as of the date hereof.

Section 3.15. Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Letter contains a complete and accurate list as of the date of this Agreement of all (i) issued patents and pending patent applications comprising Patents owned or purported to be owned by the Company or any Company Subsidiary (“Company Patents”), (ii) registered and material unregistered trademarks and service marks and pending trademark and service mark applications comprising Trademarks owned or purported to be owned by the Company or any Company Subsidiary (“Company Trademarks”), (iii) registered copyrights and pending copyright applications comprising Copyrights owned or purported to be owned by the Company or any Company Subsidiary (“Company Copyrights”), (iv) material Proprietary Software (together with the Company Patents, the Company Trademarks, Trade Secrets, unregistered copyrights and trademarks, and other Intellectual Property owned or purported to be owned by the Company or any Company Subsidiary, the “Owned Intellectual Property”), (v) issued patents comprising Patents exclusively licensed to the Company or any Company Subsidiary, (vi) licenses, sublicenses or other agreements under which the Company or any Company Subsidiary is granted rights by others in any Intellectual Property (“Company In-Licenses”) (other than (A) Open Source Software and (B) commercial off the shelf Software solely used for the Company’s or a Company Subsidiary’s internal business operations or materials transfer agreements (“Off-the-Shelf Software”)), and (vii) licenses, sublicenses or other agreements under which the Company or any Company Subsidiary has granted rights to others in the Company Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business consistent with past practice in connection with the manufacturing, sale or distribution of the Company’s products (“Company Out-Licenses”).

(b) With respect to the Company Intellectual Property (i) owned or purported to be owned by the Company or any Company Subsidiary, the Company or any Company Subsidiary exclusively owns such Company Intellectual Property, and (ii) licensed to the Company or any Company Subsidiary by a third party (other than Off-the-Shelf Software), such licensed Company Intellectual Property is the subject of a written license or other agreement; in the case of the foregoing clauses (i) and (ii) above, free and clear of all Liens, other than Liens resulting from the express terms of a Company In-License or Company Out-License or Permitted Liens granted by the Company or any Company Subsidiary.

(c) All Company Patents, Company Trademarks (other than material unregistered trademarks) and Company Copyrights are subsisting and, to the Knowledge of the Company, valid and enforceable.

(d) To the Knowledge of the Company, each Company Patent that has been issued by, or registered with, or is the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office or any similar office or agency anywhere in the world was issued, registered, or filed, as applicable, with the correct inventorship and there has been no misjoinder or nonjoinder of inventors.

(e) No Owned Intellectual Property is involved in any interference, reissue, re-examination, cancellation or opposition proceeding, as applicable, or other form of preliminary or final refusal of registration. Neither the Company nor any Company Subsidiary is subject to any injunction or other specific judicial, administrative, or other administrative order that restricts or impairs its use or distribution of any Company Intellectual Property, and no Person has alleged, in a Proceeding to which the Company or any Company Subsidiary is a party, in any communications received by the Company or any Company Subsidiary, or otherwise, that any Owned Intellectual Property is not owned by the Company or a Company Subsidiary or that rights thereto are invalid or unenforceable.

(f) There are no pending or, to the Knowledge of the Company, threatened claims against the Company or any Company Subsidiary or any of their present and former officers, employees, agents, independent contractors and consultants alleging that any of the operation of the Company’s business or any activity by the Company or any Company Subsidiary, or the manufacture, sale, offer for sale, importation, and/or use of any Company product infringes or violates (or in the past infringed or violated) any third party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property of any Person or that any Company Intellectual Property is invalid or unenforceable.

(g) Neither the operation of the Company’s business, nor any activity by the Company or any Company Subsidiary, nor manufacture, use, importation, offer for sale and/or sale of any Company product infringes or violates (or in the past infringed or violated) any third party Intellectual Property or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any third party Intellectual Property.

(h) No present or former officer, employee, agent, outside contractor, or consultant of the Company or any Company Subsidiary holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Owned Intellectual Property. Each current and former employee, officer and consultant of the Company and the Company Subsidiaries has executed a proprietary information and inventions agreement or similar agreement presently assigning to the Company or such Subsidiary all right, title and interest in and to any Intellectual Property developed for or on behalf of the Company or such Subsidiary. To the Knowledge of the Company, no current or former employees, officers or consultants are or were, as the case may be, in violation thereof. Other than with respect to exclusions previously accepted by the Company involving works or inventions unrelated to the business of the Company and the Company Subsidiaries, no current or former employee, officer or consultant of the Company or any Company Subsidiary has excluded works or inventions made prior to his, her or its employment or consulting relationship with the Company or any Company Subsidiary from his, her or its assignment of inventions pursuant to such employee, officer or consultant’s proprietary information and inventions agreement. No funding, facilities or personnel of any Governmental Body were used to develop or create, in whole or in part, any Owned Intellectual Property. No Governmental Body or academic institution has any right, title or interest in or to any Owned Intellectual Property, including any right to royalties.

(i) The Company and each Company Subsidiary has taken all commercially reasonable steps to maintain the secrecy and confidentiality of and otherwise protect and enforce its rights in all material Trade Secrets held by the Company or such Company Subsidiary, or purported to be held by the Company or such Company Subsidiary, as a material Trade Secret, including by entering into confidentiality, nondisclosure, or similar agreements with all present and former officers, employees, agents, independent contractors, and consultants to the Company or any Company Subsidiary who would reasonably be expected to have access to non-public Intellectual Property and Proprietary Software and Intellectual Property. To the Knowledge of the Company, none of the non-public Owned Intellectual Property has been used, disclosed, or appropriated to the detriment of the Company or any Company Subsidiary without authorization. To the Knowledge of the Company, no present or former officer, employee, agent, independent contractor, or consultant of the Company or any Company Subsidiary has misappropriated any Trade Secrets or other confidential information of any other Person in the course of the performance of responsibilities to the Company or any Company Subsidiary.

(j) Section 3.15(j) of the Company Disclosure Letter sets forth a true, accurate, and complete list of each Contract pursuant to which the Company or any Company Subsidiary has deposited, or is required to deposit, Source Code included in the Proprietary Software with any escrow agent or other Person, and for each such Contract includes a brief description of the Source Code deposited and whether any deposited Source Code has been disclosed, or reasonably would be expected to be disclosed as a result of the transactions contemplated herein. Except as set forth in Section 3.15(j) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary, nor an escrow agent or any Person acting on behalf of the Company or any Company Subsidiary, has disclosed or delivered to any other Person, or permitted the disclosure or delivery of, any Source Code included in the Proprietary Software; and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in such disclosure.

(k) The Company and each Company Subsidiary maintains (i) machine readable copies of the Proprietary Software and (ii) reasonably complete technical documentation or user manuals for material releases or versions thereof currently in use by the Company or any Company Subsidiary, currently made available to the customers of the Company or any Company Subsidiary or currently supported by the Company or any Company Subsidiary. The Company and each Company Subsidiary maintains at least one copy of the Source Code, and such Source Code is maintained under strict confidentiality and in accordance with industry-standard safekeeping for proprietary Source Code.

(l) The Company and Company Subsidiaries have complied in all material respects with all material Legal Requirements, contractual obligations and internal and public privacy policies of the Company and the Company Subsidiaries applicable to the Company or Company Subsidiaries and related to the privacy of, and the collection, storage, use, disclosure, transfer and protection of, personally identifiable information or the equivalent under applicable Legal Requirements (“PII”). The Company and the Company Subsidiaries have obtained sufficient rights and consents to collect, distribute and use all PII and third-party data used or held for use in the conduct of the businesses of the Company or any of the Company Subsidiaries. The Company and Company Subsidiaries have not: (A) received any written notice asserting any violation by the Company or any Company Subsidiaries of any such Legal Requirement, contractual obligation or privacy policies; or (B) experienced any material data breaches or incidents resulting in the unauthorized access to or use, disclosure, or modification of any such PII or confidential customer data from the Company and Company Subsidiaries or their IT Systems.

(m) The IT Systems of the Company and Company Subsidiaries are adequate, in all material respects, for the operation of the business of the Company and the Company Subsidiaries as currently conducted, and in the past twenty-four (24) months, there have been no failures, crashes, security breaches, or other adverse events affecting the IT Systems that has caused material disruption to the business of the Company. The Company and Company Subsidiaries have taken all reasonable steps to provide for the back-up and recovery of material data and have disaster recovery plans and procedures as necessary and appropriate, to protect the integrity and security of the IT Systems and the information, including PII, stored therein, processed thereon or transmitted therefrom.

(n) Neither the Proprietary Software nor, to the Knowledge of the Company, the Software used pursuant to a Company In-License contains any computer code or any other mechanisms that may (i) contain any “back door,” virus or Trojan horse, (ii) disrupt, disable, erase, or harm in any way such Software’s operation, or cause such Software to damage or corrupt any data, hardware, storage media, programs, equipment, or communications of a computer system, or (iii) permit any Person to access such Software or such IT System without authorization. Neither the Proprietary Software nor, to the Knowledge of the Company, the Software used pursuant to a Company In-License contains any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of data) that materially and adversely affects the use, functionality or performance of such Software. The Proprietary Software and, to the Knowledge of the Company, the Software pursuant to a Company In-License complies in all material respects with any applicable warranty or contractual commitment relating to the use, functionality, or performance of such Software, and there are no pending or threatened claims alleging any such failure.

(o) Section 3.15(o)(A) of the Company Disclosure Letter sets forth for each component of Proprietary Software that incorporates, links to or otherwise uses any Open Source Software: (i) the name of each component of Open Source Software and identification of the applicable license, (ii) whether such component is distributed by or for the Company or any Company Subsidiary, (iii) whether such component of Open Source Software has been modified by or for the Company or any Company Subsidiary, and (iv) the manner in which such component of Open Source Software is used by the Company or any Company Subsidiary. Notwithstanding the disclosure set forth in Section 3.15(o)(A) of the Company Disclosure Letter, and except as set forth on Section 3.15(o)(B) of the Company Disclosure Letter, no Proprietary Software or, to the Knowledge of the Company, Software used pursuant to a Company In-License, contains, is derived from, is distributed, integrated or bundled with, or links to or otherwise uses, any Open Source Software in any manner that (x) requires or conditions (or purports to require or condition) the use or distribution of any such Proprietary Software or Software used pursuant to a Company In-License on (i) the disclosure, licensing or distribution of any Source Code for any portion of such Software or (ii) the granting of any right to decompile, reverse engineer or create derivative works of any such Proprietary Software, (y) requires the Company or any of its Subsidiaries to distribute or make available any Proprietary Software or any other Owned Intellectual Property without charge or at a reduced charge or (z) otherwise imposes any material limitation, material restriction, or material waiver of the right or ability of the Company or any Company Subsidiary to use or distribute any Proprietary Software.

Section 3.16. Taxes and Tax Returns.

(a) Since January 1, 2015, each income and other material Tax Return required to be filed by, or on behalf of, the Company or any Company Subsidiary, and each income and other material Tax Return in which the Company or any Company Subsidiary was required to be included, has been timely filed (taking into account any valid extensions). Each such Tax Return is true, correct and complete in all material respects.

(b) Since January 1, 2015, the Company and each Company Subsidiary (i) has timely paid (or has had paid on its behalf) all income and other material Taxes due and owing, whether or not shown as due on any Tax Return, and (ii) has withheld and remitted to the appropriate Governmental Body, or properly set aside, all material Taxes required to be withheld and paid in connection with any amounts paid or owing to or collected from any employee, independent contractor, supplier, creditor, stockholder, partner, member or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(c) The unpaid Taxes of the Company and each Company Subsidiary do not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements of the Company (rather than in any notes thereto).

(d) There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Company Subsidiary.

(e) None of the Company or any Company Subsidiary has in effect a waiver of any statute of limitations with respect to any material Taxes or agreed to any extension of the period for assessment or collection of any Taxes, which is in effect.

(f) Except as set forth on Section 3.16(f) of the Company Disclosure Letter, there is no Tax claim, audit, suit, or administrative or judicial Tax Proceeding now pending or presently in progress or threatened in writing with respect to a material Tax Return of the Company or any Company Subsidiary.

(g) None of the Company or any Company Subsidiary has distributed stock of a corporation, or has had its stock distributed, in a transaction purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code within the two (2) year period ending on the date of this Agreement.

(h) None of the Company or any Company Subsidiary is party to or has any obligation under any Tax sharing agreement (whether written or not) or any Tax indemnity or other Tax allocation agreement or arrangement (other than in each case any such agreement entered into in the ordinary course of business consistent with past practice and the primary purpose of which does not relate to Taxes).

(i) None of the Company or any Company Subsidiary (A) is or has ever been a member of a group of corporations that files or has filed (or has been required to file) consolidated, combined, or unitary Tax Returns, other than a group the common parent of which was the Company, or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Legal Requirement), as a transferee or successor by Contract.

(j) None of the Company or any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) None of the Company or any Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any predecessor provision).

(l) None of the Company or any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Legal Requirement) executed by the Company prior to the Closing;

(iii) installment sale or open transaction disposition made prior to the Closing;

(iv) prepaid amount received prior to the Closing Date; or

(v) election made by the Company under Section 108(i) of the Code.

(m) No written claim has been made by any Governmental Body in a jurisdiction where it does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Tax or required to file a Tax Return.

(n) Neither the Company nor any Company Subsidiary is obligated to pay any Tax pursuant to the application of Section 965(h) of the Code after the Closing Date.

Section 3.17. Employee Matters; Benefit Plans.

(a) The Company has made available to Parent prior to the execution of this Agreement a list setting forth all of the employees and individual independent contractors of the Company and each Company Subsidiary as of five (5) Business Days prior to the date of this Agreement, including for each such individual, as applicable: name, job title, Fair Labor Standards Act designation, work location (identified by street address), current salary or wage rate, all wage arrangements, fringe benefits (other than employee benefits applicable to all employees under a Company Benefit Plan), accrued vacation or other time off and visa and green card application status. Except as set forth on Section 3.17(a) of the Company Disclosure Letter, to the Knowledge of the Company, no current employee of the Company or any Company Subsidiary has since December 31, 2018 given a written notice of termination of employment to the Company or ended his or her employment relationship with the Company.

(b) Neither the Company nor any Company Subsidiary is a party or otherwise subject to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees, and there are no labor organizations or works councils representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary. Since January 1, 2015, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any similar activity or dispute affecting the Company or any Company Subsidiary or any of their respective employees. There is not now pending, and, to the Knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity or any similar activity or dispute. There are no material Proceedings pending or, to the Knowledge of the Company, threatened relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints. The Company and each Company Subsidiary has, since January 1, 2015, complied in all material respects with all applicable Legal Requirements related to employment and the termination thereof, including employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws and the classification of independent contractors), immigration, discrimination, and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements.

(c) During the three (3) year period ending on the date hereof, (i) no allegations of sexual harassment or sexual misconduct have been made against any director or officer of the Company or any Company Subsidiaries, and (ii) neither the Company nor any Company Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any director, officer or employee of the Company or any Company Subsidiaries.

(d) Section 3.17(d) of the Company Disclosure Letter sets forth an accurate and complete list as of the date of this Agreement of the material Company Benefit Plans. To the extent applicable, the Company has made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Company Benefit Plan accurate and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Company Benefit Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”), (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iv) the most recent summary plan descriptions and any material modifications thereto, (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan and (vi) all other material written communications by the Company or any Company Subsidiary to any service provider concerning the extent of benefits provided under a Company Benefit Plan.

(e) Neither the Company, any Company Subsidiary, nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company or any Company Subsidiary pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA (each, an “ERISA Affiliate”) has ever maintained, contributed to, or been required to contribute to (i) a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA, (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (iii) a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code or other funding arrangement for the provision of welfare benefits. Each Company Benefit Plan that provides health, life or other welfare or welfare-type benefits is fully insured by a third party insurance company. No event has occurred and no condition exists that would subject the Company or any Company Subsidiary by reason of its affiliation with any current or former ERISA Affiliate to any material (i) Tax, penalty, fine, (ii) Lien or (iii) other liability imposed by ERISA, the Code or other applicable Legal Requirements.

(f) Each of the Company Benefit Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) that it is so qualified under the Code on which the Company is currently entitled to rely, each such Company Benefit Plan has timely adopted all currently effective amendments to the Code, and there are no existing circumstances or any events that have occurred that would reasonably be expected to affect adversely the qualified status of any such Company Benefit Plan. Each of the Company Benefit Plans is now and has been established, maintained and operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. No Proceedings with respect to any Company Benefit Plan are pending or, to the Knowledge of the Company, threatened, and there are no facts that reasonably would be expected to give rise to any such Proceedings against any Company Benefit Plan (including, to the Knowledge of the Company, any fiduciary with respect to a Company Benefit Plan) or the assets of an Company Benefit Plan, other than routine claims for benefits. Neither the Company nor any Company Subsidiary is and could not reasonably be expected to be subject to either a material liability pursuant to Section 502 of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code. No Company Benefit Plan is under audit or investigation by any Governmental Body or regulatory authority. All payments required to be made by the Company or any Company Subsidiary under any Company Benefit Plan or any Company Employee Agreement (including all contributions (including all employer contributions and employee salary reduction contributions), insurance premiums or intercompany charges) with respect to all prior periods have been timely made or properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in accordance with the provisions of each of the Company Benefit Plan, applicable Legal Requirements and GAAP.

(g) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither the Company, any Company Subsidiary nor any Company Benefit Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of the Company or any Company Subsidiary pursuant to any post-termination or retiree medical benefit plan or other post-termination or retiree welfare plan.

(h) Except as provided in Section 2.07, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other material payment, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor, or (iii) directly or indirectly cause the Company or any Company Subsidiary to transfer or set aside any material assets to fund any benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan (v) limit or restrict the right to amend, terminate or transfer any material assets of any Company Benefit Plan on or following the Effective Time.

(i) Except as is set forth in Section 3.17(i) of the Company Disclosure Letter, the consummation of the Transactions (including in combination with other events or circumstances) will not result in the payment of any amount (whether in cash or property or in the vesting of property) that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in 280G(b)(1) of the Code.

(j) Except as would not reasonably be expected to result in a material liability to the Company or any Company Subsidiaries, each Company Benefit Plan or other Contract that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder. The Company does not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Company for any Tax incurred by such service provider pursuant to Section 409A or Section 4999 of the Code or otherwise.

(k) The Company has made available to Parent or Parent’s Representatives copies of the Company Equity Plans covering the Company Equity Awards outstanding as of the date of this Agreement. The treatment of the Company Equity Awards as described in Section 2.07 does not violate the terms of the applicable Company Equity Plan or any agreement governing the terms of such Company Equity Award.

(l) Each Company Benefit Plan subject to the laws of any jurisdiction outside of the United States (the “Non-U.S. Plans”) (i) that is intended to qualify for special Tax treatment, has met all requirements for such Tax treatment, (ii) if intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and do not have unfunded liabilities or liabilities that could reasonably be imposed upon the assets of the Company or any Company Subsidiary by reason of such Non-U.S. Plan, (iii) is in compliance with its terms and all applicable laws, and (iv) if intended or required to be qualified, approved or registered with a Governmental Body, is and has been so qualified, approved or registered and nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

Section 3.18. Environmental Matters.

(a) The Company is in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under any Environmental Law for the operation of its business.

(b) There is no Proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened against the Company, the Company Leased Real Property.

(c) The Company has not received any written notice, report or other information of or entered into any agreement, Order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of the Company relating to or arising under any Environmental Law.

(d) To the Knowledge of the Company, there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Company Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or liability of the Company under any Environmental Law.

(e) The Company has not assumed, undertaken, or otherwise become subject to any liability of another Person relating to any Environmental Law.

(f) Neither the execution of this Agreement by the Company nor the consummation by the Company of the Transactions will require any investigation, remediation or other action with respect to any Hazardous Material, or any notice to or Consent of any Governmental Body, pursuant to any applicable Environmental Law.

Section 3.19. Insurance. The Company and each Company Subsidiary maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as is customary for companies of a comparable size in the industries in which the Company and each Company Subsidiary operate. All insurance policies carried by or covering the Company and each Company Subsidiary with respect to their business, assets and properties are in full force and effect, no notice of cancellation has been given with respect to any such policy and there is no existing default or event that, with notice or lapse of time or both, would reasonably be expected to constitute a default by the insured. Except as set forth on Section 3.19 of the Company Disclosure Letter, as of the date of this Agreement, there is no material claim by the Company or any Company Subsidiary or any other Person pending under any such policy.

Section 3.20. Affiliate Transactions. Except as set forth on Section 3.20 of the Company Disclosure Letter, (a) present or former executive officer or director of the Company, (b) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the Shares or (c) Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (a) or (b) (each of the foregoing, a “Related Party”) is a party to or has engaged in any material transaction, agreement, commitment, arrangement or understanding with the Company, excluding any employment or compensation arrangements entered into in the ordinary course of business consistent with past practice.

Section 3.21. FCPA and Anti-Corruption.

(a) None of the Company, Company Subsidiaries or any Representative or Affiliate of the Company or Company Subsidiaries or any other Person associated with or acting on behalf of the Company or any Company Subsidiary has directly or indirectly: (i) made, offered, promised, given or authorized any unlawful contributions, gifts, entertainment or other unlawful expenses or payments (including any unlawful discount or loan) to any officer, employee, agent or representative of any Governmental Body or any other Person and related in any way to the Company’s business, (ii) offered, promised, given or authorized any unlawful contributions, gifts, entertainment or other unlawful payment to any foreign or domestic political party or campaign, official of any public international organization or official of any state-owned enterprise, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, the Anti-Kickback Act of 1986, each as amended, and any other applicable Legal Requirements that relate to bribery or corruption (collectively, “Anti-Bribery Laws”), (iv) established or maintained any unlawful fund of corporate monies or other properties or (v) made or proposed to make any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature, including to healthcare providers or those employed by any Governmental Bodies. The Company has not received any written communication from any Person that alleges any of the foregoing.

(b) None of the Company, any Representative or Affiliate of the Company or any other Person associated with or acting on behalf of the Company has been subject to any Proceedings, or made any voluntary disclosures to any Governmental Body, involving the Company in any way relating to applicable Anti-Bribery Laws.

Section 3.22. Brokers and Other Advisors. Except for KeyBanc Capital Markets Inc., no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company, any of its Affiliates or any of their respective Representatives for which the Company, Parent, Purchaser or their Affiliates may have any liability or obligations.

Section 3.23. Opinion of Financial Advisors. The Board of Directors has received the written opinion of KeyBanc Capital Markets Inc., the financial advisor to the Company, to the effect that, as of May 12, 2019 and subject to and based upon the various qualifications and assumptions set forth therein that, the Offer Price or Merger Consideration per Share to be paid to the holders of Shares (other than Excluded Shares) in the Offer and the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn or modified. The Company will make available to Parent, solely for informational purposes and on a non-reliance basis, a signed copy of such opinion within one (1) Business Day of the date of this Agreement.

Section 3.24. State Takeover Statutes. Assuming the accuracy of the representations and warranties in Section 4.098, the Board of Directors has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement the restrictions on business combinations and voting requirements contained in Section 203 of the DGCL.

Section 3.25. Acknowledgement of the Company.

(a) The Company is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in this Agreement. Such representations and warranties by Parent and/or Purchaser constitute the sole and exclusive representations and warranties of Parent and Purchaser in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Purchaser.

(b) In connection with the due diligence investigation of Parent and Purchaser by the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, the Company and its Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Parent, Purchaser and their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent, Purchaser and their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that the Company will have no claim against Parent, Purchaser or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, the Company hereby acknowledges and agrees that none of Parent, Purchaser, any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors or any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser each represent and warrant to the Company as follows:

Section 4.01. Due Organization. Each of Parent and Purchaser is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary corporate power and authority: (a) to conduct its business in the manner in which its business is currently being conducted and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.02. Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly-owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Liens and transfer restrictions, except for Liens or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

Section 4.03. Authority; Binding Nature of Agreement. Parent and Purchaser have all requisite corporate power and authority, and have taken all corporate action necessary, to execute and deliver and perform their obligations under this Agreement, and to consummate the Transactions. Prior to the date of this Agreement, the board of directors of each of Parent and Purchaser have approved the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions, including the Offer and the Merger. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser and this Agreement is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

Section 4.04. Non-Contravention; Consents.

(a) Assuming the filing of the Certificate of Merger and compliance with the applicable provisions of the DGCL, the HSR Act, and the rules and regulations of the SEC and the NYSE, the execution and delivery of this Agreement by Parent and Purchaser and the consummation of the Transactions, will not: (i) cause a violation of, contravene or conflict with any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Purchaser, (ii) cause a violation by Parent or Purchaser of any Legal Requirement or Order applicable to Parent or Purchaser, or to which Parent or Purchaser are subject or (iii) require any Consent or notice under, conflict with, result in breach of, constitute a default under, or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Parent or Purchaser is entitled under any provision of any Contract, except, in the case of clauses (ii) and (iii), as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the Certificate of Merger or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL, the HSR Act and the rules and regulations of the SEC and the NYSE, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s or Purchaser’s members or stockholders is necessary to approve this Agreement or any of the Transactions (except in the case of Parent or Purchaser as has previously been obtained).

Section 4.05. Disclosure.

(a) Each of the Offer Documents and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. Each of the Offer Documents, at the time of the filing of such Offer Document or any supplement or amendment thereto with the SEC and at the time such Offer Document or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) The information with respect to Parent or Purchaser that Parent or Purchaser furnishes to the Company specifically for inclusion or incorporation by reference in the Schedule 14D-9, at the time of the filing of the Schedule 14D-9 and at the time of any distribution or dissemination of the Schedule 14D-9, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Schedule 14D-9.

Section 4.06. Absence of Litigation. There is no Proceeding pending and served (or, to the Knowledge of Parent, pending and not served) against Parent or Purchaser, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing Order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any Order, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.07. Funds.

(a) Parent has, or will have at the Offer Acceptance Time and the Effective Time, (and will make available to Purchaser in a timely manner) available funds in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Offer Price payable following the Offer Acceptance Time, the aggregate Merger Consideration payable following the Effective Time, the aggregate amounts payable to holders of Company Equity Awards following the Effective Time pursuant to Section 2.07 and all amounts required to pay all related fees and expenses of Parent, Purchaser and their respective Representatives pursuant to this Agreement. In no event shall the receipt or availability of any funds or financing (including the Financing) by or to Parent, Purchaser or any of their Affiliates or any other financing transaction be a condition to any of the obligations of Purchaser.

(b) Parent has received and accepted, and delivered to the Company a true, complete and correct copy of (i) the fully executed commitment letter and redacted fee letters (of which only the fee amounts, price caps and economic “flex” terms have been redacted; provided that such redacted terms do not relate to any terms that could adversely affect the conditionality of or the amount of cash proceeds available to Parent and Purchaser), each dated as of May 12, 2019 (including all exhibits, schedules, annexes and amendments thereto, the “Debt Commitment Letter”), from Golub Capital Markets LLC (collectively with any other agents, arrangers, managers, lenders and other entities from time to time party thereto and such Persons’ Affiliates, successors and assigns, the “Debt Financing Sources”) confirming their respective commitments to provide Parent with debt financing in connection with the Transactions (the “Debt Financing”) and (ii) the Equity Commitment Letters (together with the Debt Commitment Letter, the “Financing Commitment Letters”) from the Sponsors (the “Equity Financing Sources” and together with the Debt Financing Sources, the “Financing Sources”) confirming the respective counterparties’ commitments to provide Parent with equity financing in an amount up to the aggregate amount set forth therein in connection with the Transactions (the “Equity Financing,” and together with the Debt Financing, the “Financing”).

(c) The Equity Commitment Letters are in full force and effect and are valid and binding obligations of Parent and Purchaser and the other parties thereto. The Company is a third-party beneficiary of the Equity Commitment Letters on the terms set forth therein. The Debt Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and Purchaser and, to the Knowledge of Parent, the Debt Financing Sources. Parent or Purchaser has fully paid, or caused to be paid, any and all commitment or other fees and amounts required by the Financing Commitment Letters to be paid prior to the date of this Agreement. As of the date of this Agreement, (i) none of the Financing Commitment Letters have been amended or modified in any respect, (ii) to the Knowledge of Parent, the respective commitments contained therein have not been terminated, withdrawn or rescinded, and, to the Knowledge of Parent, no such termination, withdrawal or rescission is contemplated, (iii) assuming the accuracy of the representations and warranties of the Company contained in this Agreement, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a material default or material breach or a material failure to satisfy a condition on the part of Parent or Purchaser or, to the Knowledge of Parent, any other party thereto under any Financing Commitment Letter, and (iv) as of the date of this Agreement, assuming the satisfaction or waiver of the Offer Conditions and the conditions set forth in Section 7.01, at Closing, Parent has no reason to believe that any condition to the funding of the Financing contemplated by the Financing Commitment Letters that is required to be satisfied will not be satisfied, or that the Financing will not be made available to Parent prior to the Offer Acceptance Time. There are no conditions precedent to the funding of the full amount of the Financing other than the conditions precedent expressly set forth in the Financing Commitment Letters. There are no side letters, understandings or other agreements, arrangements or other Contracts related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Commitment Letters furnished to the Company pursuant to Section 4.07(b) or as would not reasonably be expected to impact the timing, availability of amounts or conditionality of the Financing.

Section 4.08. Guaranty. The Guarantor has all requisite limited liability company power and authority to enter into this Agreement (solely for purposes of Section 9.17) and to provide the Guaranty. The execution and delivery of this Agreement (solely for purposes of Section 9.17) and the provision of the Guaranty have been duly authorized by all necessary limited liability company action on the part of the Guarantor, and no other corporate proceedings on the part of the Guarantor are necessary to authorize the Guaranty. This Agreement (solely for purposes of Section 9.17) has been duly executed and delivered by the Guarantor and constitutes the valid and binding obligation of the Guarantor, and such Section 9.17 is enforceable against the Guarantor in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

Section 4.09. Ownership of Shares. None of Parent, Purchaser or any of their Subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, right or derivative position, whether or not currently exercisable, that provides Parent, Purchaser, or any of their respective Subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Shares or a value determined in whole or part with reference to, or derived in whole or part from, the value of the Shares, in any case without regard to whether (a) such derivative conveys any voting rights in such securities to such Person, (b) such derivative is required to be, or capable of being, settled through delivery of securities or (c) such Person may have entered into other transactions that hedge the economic effect of such derivative. None of Parent, Purchaser or any of their Subsidiaries has beneficially owned during the three (3) years immediately preceding the date of this Agreement a number of Shares that would make it an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company.

Section 4.10. Brokers and Other Advisors. No broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser, or any of their respective Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser.

Section 4.11. Solvency. Assuming the accuracy of the representations and warranties of the Company contained in Article III, after giving effect to the Transactions and payment of all fees and expenses of, and any other amounts payable by, Parent, Purchaser and the Surviving Corporation in connection with the Offer and the Merger and the Transactions, each of Parent, the Surviving Corporation and each Company Subsidiary will be Solvent as of and immediately after the Effective Time.

Section 4.12. Litigation. As of the date hereof, there is no Proceeding or material governmental or regulatory investigation pending or, to the knowledge of Parent, threatened against Parent or Purchaser or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent or Purchaser of the Transactions or the performance by Parent or Purchaser of their respective covenants and obligations hereunder. Neither Parent nor Purchaser is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent or Purchaser of the Transactions or the performance by Parent or Purchaser of their respective covenants and obligations hereunder.

Section 4.13. Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in this Agreement. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Purchaser and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Company or any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

ARTICLE V

CONDUCT OF BUSINESS AND ACQUISITION PROPOSALS

Section 5.01. Conduct of Business Pending the Merger.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII (the “Pre-Closing Period”), except as (w) otherwise expressly contemplated by this Agreement, (x) set forth in Section 5.01(a) of the Company Disclosure Letter, (y) required by applicable Legal Requirements, or (z) consented to in writing by Parent, (A) the Company shall, and shall cause each Company Subsidiary to, carry on its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve substantially intact its current business organizations and to preserve its relationships with significant customers and significant suppliers and (B) without limiting the foregoing, the Company shall not, and shall not permit any Company Subsidiary to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock;

(ii) purchase, redeem or otherwise acquire any shares of its or any Company Subsidiary’s capital stock or other securities, or any rights, warrants or options to acquire any such shares or other securities, other than (A) the withholding of Shares to satisfy Tax obligations or the exercise price with respect to awards granted pursuant to the Company Equity Plans, or (B) the acquisition by the Company of awards granted pursuant to the Company Equity Plans in connection with the forfeiture of such awards or rights in accordance with their terms;

(iii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(iv) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities, or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, ownership interests, voting securities or convertible securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) Shares issued upon the exercise of Company Options, or (B) Shares issued upon the vesting or settlement of Company RSUs or Company PSUs, in each case, outstanding on the date hereof.

(v) except as contemplated by Section 2.07 or as required under any Company Benefit Plan required to be set forth on Section 3.17(d) of the Company Disclosure Letter as in effect on the date of this Agreement, establish, adopt, terminate or materially amend any Company Benefit Plan or any agreement, plan, policy or arrangement that would constitute a Company Benefit Plan if it were in existence on the date hereof, or amend or waive any of its material rights under, or accelerate the vesting under, any provision of any of the Company Benefit Plans or grant any employee, individual independent contractor or director any increase in compensation, bonuses or other benefits (including equity compensation), except that the Company: (A) may amend any Company Benefit Plans to the extent required by applicable Legal Requirements, and (B) may make usual and customary annual or quarterly cash bonus payments in accordance with the terms and conditions of the Company Benefit Plans set forth on Section 5.01(a)(v)(D) of the Company Disclosure Letter;

(vi) enter into any collective bargaining agreement or other agreement with any labor organization or works council (except to the extent required by applicable Legal Requirements);

(vii) except as contemplated by Section 2.07, (A) enter into any change-in-control or similar agreement with any executive officer, employee, director or individual independent contractor, (B) enter into or amend any employment, severance or other agreement with any employee, executive officer, director or individual independent contractor, (C) without the consent of Parent (which consent solely for purposes of this Section 5.01(a)(vii) shall not be unreasonably conditioned, withheld or delayed), hire (1) any individual employed in the United States with an annual base salary in excess of $150,000, (2) any individual employed outside of the United States with an annual base salary in excess of $75,000 or (3) any other individual employee who is hired to fill a position that is currently, or becomes after the date of this Agreement, vacant and which position is material to the business of the Company and the Company Subsidiaries, taken as a whole, (D) terminate the employment or services (other than for cause) of any officer, employee, director or independent contractor or (E) forgive any loans to directors, officers or employees of the Company;

(viii) amend the certificate of incorporation or the bylaws or other organizational documents of the Company or any Company Subsidiary;

(ix) acquire any business, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise;

(x) sell, license, lease, transfer, assign, divest, cancel, abandon or otherwise dispose of any of its properties, rights or assets with a value in excess of $5,000,000 in the aggregate, other than (A) sales, non-exclusive licenses or other dispositions of assets in the ordinary course of business consistent with past practice, (B) the granting of non-exclusive licenses in the ordinary course of business consistent with past practice, and (C) sales, transfers and dispositions of obsolete, non-operating or worthless assets or properties;

(xi) incur, redeem, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), other than any incurrence, redemption, prepayment, defeasance, cancellation or modification of Indebtedness under the Company’s revolving credit facility in place as of the date hereof and provided that the aggregate amount incurred under such existing revolving credit facility does not exceed the balance on such existing revolving credit facility on March 31, 2019 by more than $3,000,000;

(xii) enter into, amend, renew, modify or terminate any Material Contract, unless in the ordinary course of business consistent with past practice (other than entering into, amending, renewing, modifying or terminating any Material Contract required to be set forth in Section 3.10(a)(i), Section 3.10(a)(ii), Section 3.10(a)(iii), Section 3.10(a)(vi), Section 3.10(a)(vii), Section 3.10(a)(viii), Section 3.10(a)(x), Section 3.10(a)(xii) or Section 3.10(a)(xiv) of the Company Disclosure Letter or that would be required to be set forth in Section 3.10(a)(i), Section 3.10(a)(ii), Section 3.10(a)(iii), Section 3.10(a)(vi), Section 3.10(a)(vii), Section 3.10(a)(viii), Section 3.10(a)(x), Section 3.10(a)(xii) or Section 3.10(a)(xiv) of the Company Disclosure Letter if entered into prior to the date hereof) and in a manner that would not adversely affect the Company or any Company Subsidiary in any material respect;

(xiii) except as required by applicable Legal Requirements, (A) make any change to any accounting method, principle or practice or accounting period, (B) rescind or change any material Tax election, (C) file an amended income or other material Tax Return, (D) enter into a closing agreement with any Governmental Body regarding any Tax liability or assessment, (E) settle, compromise or consent to any Tax claim or assessment or surrender a right to a Tax refund or (F) waive or extend the statute of limitations (or file any extension request) with respect to any Tax or Tax Return;

(xiv) settle, release, waive or compromise any Proceeding or other claim (or threatened Proceeding or other claim), other than any settlement, release, waiver or compromise that results solely in monetary obligations involving only the payment of monies by the Company of not more than $1,000,000 in the aggregate (net of insurance proceeds received);

(xv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

(xvi) sell, assign, transfer, license, abandon, cancel or permit to lapse or enter the public domain any Intellectual Property, except in the ordinary course of business consistent with past practice;

(xvii) incur or commit to incur any capital expenditures in excess of $250,000 in the aggregate;

(xviii) enter into any agreement, arrangement, understanding or transaction with any Affiliate that would be required to be disclosed pursuant to Item 404 of Regulation S-K;

(xix) adopt or implement any stockholders’ rights plan or similar arrangement applicable to the Transaction;

(xx) (A) accelerate the receipt of any collections or accounts receivable or cash contributions of any type or delay or postpone any accounts payable or other payables or expenses, in each case, other than in the ordinary course of business consistent with past practice, or (B) revalue in any material respect any of its properties or assets, including writing off notes or accounts receivable; or

(xxi) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (xx) of this Section 5.01(a).

Section 5.02. Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that during the Pre-Closing Period, except as permitted by this Section 5.02, neither it nor any Company Subsidiary nor any of the directors and officers of it or any Company Subsidiary shall, and it shall use its reasonable best efforts to instruct and cause its and each Company Subsidiary’s employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly, (A) continue any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal or (B) (1) solicit, initiate or facilitate or encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information or afford any Person (other than Parent and its Affiliates) access to the business, properties, assets, books, records, or to personnel of the Company or any of the Company Subsidiaries, in connection with, or for the purpose of soliciting or encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (3) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or Contract with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (4) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational and other governing documents, (5) modify, waive, amend or release any existing standstill or similar obligations owed by any Person to the Company or any of the Company Subsidiaries, or (6) resolve to do or agree to any of the foregoing. Notwithstanding anything to the contrary in this Section 5.02(a) or elsewhere in this Agreement, the Company may waive provisions of any existing standstill applicable to any Person or group (or its Representatives) in response to an unsolicited proposal that did not result from a breach of this Section 5.02(a) if the Board of Directors determines in good faith after consultation with the Company’s outside counsel that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. Other than as specifically permitted by Section 5.02(b), the Company shall, and shall cause each of its Subsidiaries and direct each of its and their respective Representatives to, immediately cease and terminate any existing solicitation, discussion or negotiation heretofore conducted by the Company, any of its Subsidiaries or their respective Representatives with any Person (other than Parent and its Affiliates) with respect to any Acquisition Proposal, cease providing any further information with respect to the Company, its Subsidiaries to any such Person or its Representatives, terminate access for any such Persons and their Representatives to any physical or electronic data room, and promptly, following the date hereof, the Company shall request that all non-public information previously provided by or on behalf of the Company or any of the Company Subsidiaries to any such Person be returned or destroyed in accordance with the applicable confidentiality agreement. The Company agrees any breach of this Section 5.02(a) by any of its Representatives (inclusive of actions taken under this Section 5.02(a) that otherwise could not be taken by the Company) will be deemed to be a breach of this Agreement by the Company.

(b) Information Exchange; Discussions or Negotiation. Notwithstanding anything to the contrary contained in Section 5.02(a), if, at any time on or after the date of this Agreement and prior to the Offer Acceptance Time, the Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons that has not resulted, directly or indirectly, from a breach of Section 5.02(a), (i) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof to determine whether such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (ii) if the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal (a copy of which shall be provided to Parent promptly (and in any event within twenty-four (24) hours)); provided that the Company shall, substantially concurrently therewith (and in any event within twenty-four (24) hours), provide to Parent any information concerning the Company that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal. For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (x) contains provisions that are not less favorable to the Company or less restrictive to the applicable counterparty in the aggregate than those contained in the Confidentiality Agreement (other than the omission of any standstill provisions) and (y) does not prohibit the Company from providing any information to Parent in accordance with Section 5.02(c).

(c) Notice. During the Pre-Closing Period, the Company shall within twenty-four (24) hours notify Parent orally and in writing if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal are received by the Company or any of its Representatives and provide to Parent the identity of the Person making any such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal, if any, and any amendments thereto. The Company shall keep Parent informed in all material respects on a timely basis of the status and details of any such Acquisition Proposal (and the status of discussions and negotiations with respect thereto, including by providing Parent with copies of any amendments and updates thereto and copies of any material written correspondence or other written materials exchanged in connection therewith, in each case, other than immaterial e-mail correspondence). The Company shall provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement entered into pursuant to Section 5.02(b) for informational purposes only within twenty-four (24) hours of execution thereof.

(d) Company Board Recommendation. Subject to Section 5.02(e), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 5.02(e), neither the Board of Directors nor any committee thereof shall (i) withdraw, withhold or qualify (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw, withhold or qualify (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (ii) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal, (iii) adopt, approve, recommend or allow the Company to enter into a letter of intent or Contract for an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or that obligates the Company to abandon, terminate or fail to consummate the Transactions, (iv) after receipt or public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within five (5) Business Days after a written request by Parent to do so (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Offer Acceptance Time), (v) following the commencement of a tender offer or exchange offer relating to the Shares by a Person unaffiliated with Parent, fail to affirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender offer or exchange offer within five (5) Business Days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Offer Acceptance Time) or (vi) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders (any action described in clause (i) to (v) above being referred to as a “Company Adverse Change Recommendation”).

(e) Company Adverse Change Recommendation.

(i) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time if the Company has received an Acquisition Proposal from any Person that has not been withdrawn and, after consultation with its financial advisors and outside legal counsel, the Board of Directors shall have determined that such Acquisition Proposal is a Superior Proposal, (x) the Board of Directors may make a Company Adverse Change Recommendation, or (y) provided that the Company has complied in all material respects with the requirements of Section 5.02 with respect to such Superior Proposal, the Company may terminate this Agreement pursuant to Section 8.01(c)(ii) to enter into a Specified Agreement with respect to such Superior Proposal, in each case, if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements, (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.01(c)(ii) at least five (5) Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination) and, if desired by Parent, during such three (3)-Business Day period shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Proposal and (C) (1) the Company shall have provided to Parent information with respect to such Acquisition Proposal in accordance with Section 5.02(c), (2) the Company shall have given Parent the three (3)-Business Day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Proposal and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with financial advisors and outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Proposal and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.01(c)(ii) would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 5.02(e)(i). The provisions of this Section 5.02(e)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.

(ii) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time, other than in connection with a Superior Proposal (which shall be subject to Section 5.02(e)(i)), the Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event if: (x) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements, (y) the Company shall have given Parent a Determination Notice at least three (3) Business Days prior to making any such Company Adverse Change Recommendation and, if desired by Parent, during such three (3)-Business Day period shall have negotiated, and caused its Representatives to negotiate, with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary and (z) (A) the Company shall have specified in reasonable detail the facts and circumstances that render a Company Adverse Change Recommendation necessary, (B) the Company shall have given Parent the three (3)-Business Day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (C) after giving effect to the proposals made by Parent during such period, if any, after consultation with the Company’s outside legal counsel, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. The provisions of this Section 5.02(e)(ii) shall also apply to any material change to the facts and circumstances specified by the Company pursuant to clause (z)(A) above and require a new Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.

(f) Certain Permitted Disclosure. Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prevent the Company or Board of Directors from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f), making a statement contemplated by Item 1012(a) of Regulation M-A under the Exchange Act or otherwise complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, or (ii) complying with any other disclosure obligations under U.S. federal or state Legal Requirements with regard to any Acquisition Proposal; provided, however, that, except as provided in Section 5.02(e), any such disclosure that relates to an Acquisition Proposal (other than any “stop, look and listen” communication pursuant to Rule 14d-9(f)) shall be deemed to be a Company Adverse Change Recommendation unless the Board of Directors publicly reaffirms the Company Board Recommendation with such disclosure; provided, further, that the foregoing shall not permit the Board of Directors to make a Company Adverse Change Recommendation, except as permitted by Section 5.02(e).

ARTICLE VI

ADDITIONAL AGREEMENTS OF THE PARTIES

Section 6.01. Certain Filings. Upon the terms and subject to the conditions of this Agreement, the Company and Parent shall cooperate with one another (i) in connection with the preparation of the Offer Documents and the Schedule 14D-9, and (ii) in taking such actions or making any such filings, furnishing information reasonably required in connection with the Offer Documents or the Schedule 14D-9.

Section 6.02. Filings; Other Actions; Notification.

(a) Cooperation. On the terms and subject to the conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary and proper on their part under this Agreement and applicable Legal Requirements to consummate the Offer and make effective the Merger and the other Transactions as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all Consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Body in order to consummate the Offer, the Merger or any of the other Transactions. To the extent not prohibited by applicable Legal Requirements and upon the terms and subject to the conditions set forth in this Agreement, each of the Company and Parent shall cooperate with each other in connection with the matters contemplated by this Section 6.02, including (i) promptly notifying the other of, and, if in writing, furnishing the other with copies of (or, in the case of material oral communications, advising the other orally of) any substantive communications from or with any Governmental Body with respect to the Offer or the Merger or any of the other Transactions, (ii) permitting the other to review and discuss in advance, and considering in good faith the views of the other in connection with, any proposed written (or any material proposed oral) substantive communication with any such Governmental Body, (iii) not participating, and not permitting any of its Representatives to participate, in any meeting with any such Governmental Body unless it notifies the other in advance and, to the extent permitted by such Governmental Body, gives the other the opportunity to attend and participate thereat, (iv) furnishing the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Body with respect to this Agreement and the Offer and the Merger, and (v) cooperating with the other to furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with the Parties’ mutual cooperation in preparing any necessary filings or submissions of information to any such Governmental Body. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Legal Requirements or as appropriate to protect commercially sensitive information.

(b) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself and its Subsidiaries, directors, officers and stockholders, and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Body in connection with the Offer and the Merger and the other Transactions.

(c) Status. Subject to applicable Legal Requirements and as required by any Governmental Body, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Body with respect to the Offer and the Merger and the other Transactions.

(d) Antitrust Matters.

(i) On the terms and subject to the conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.02, each of the Company and Parent agree to promptly provide to each and every Governmental Body with jurisdiction over enforcement of any applicable Antitrust Laws (“Governmental Antitrust Body”) all non-privileged information and documents that are either requested by any such Governmental Antitrust Body or are necessary, proper or advisable to permit consummation of the Transactions. Without limiting the generality of the undertakings pursuant to this Section 6.02, each of the Company and Parent agree to promptly as practicable, but no later than ten (10) Business Days, after the date of this Agreement, prepare and file (i) required or necessary notification and report forms under the HSR Act and the rules and regulations promulgated thereunder with the applicable Governmental Antitrust Body and (ii) notifications, filings, registrations and other materials required or necessary under the other applicable Antitrust Laws, and will respond as promptly as practicable to all requests or inquiries received from any Governmental Antitrust Body for additional documentation or information.

(ii) On the terms and subject to the conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 6.02, Parent agrees to take or cause to be taken (A) all actions necessary to avoid the entry of any permanent, preliminary or temporary injunction or other Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including (x) the agreement by Parent or any of its Subsidiaries of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein, of the Company or Parent or their respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Governmental Antitrust Body giving effect thereto) and (y) the taking or committing to take any actions that after the Closing Date would limit Parent’s or the Surviving Corporation’s freedom of action with respect to, or their ability to retain, one or more of their or their Subsidiaries’ businesses, product lines or assets, in each case, if such action should be necessary to avoid, prevent, eliminate or remove the actual (1) commencement of any Proceeding in any forum or (2) issuance of any Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer or the Merger by any Governmental Antitrust Body, and (B) in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind that would make consummation of the Offer or the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer or the Merger or the other Transactions, all actions necessary (including the appeal thereof, the posting of a bond or taking or agreeing to take any of the steps contemplated by clause (A) of this Section 6.02(d)(ii)) to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation as quickly as possible. The Company shall not make any commitment to take or cause to be taken any action of the type contemplated by clause (A) of this Section 6.02(d)(ii) without the prior written consent of Parent.

Section 6.03. Financing and Cooperation.

(a) No Amendments to Financing Commitment Letters. On the terms and subject to the conditions of this Agreement, each of Parent and Purchaser will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Financing Commitment Letters if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Debt Financing (unless the Equity Financing is increased by an equivalent amount) or reduce the aggregate amount of the Equity Financing, (ii) impose new or additional conditions or other terms to the Financing, or otherwise expand, amend or modify any of the conditions to the receipt of the Financing, in any manner that would reasonably be expected to (x) materially delay, (y) prevent or (z) materially impede the consummation of the Transactions or (A) materially delay or (B) prevent the funding of the Debt Financing prior to the Acceptance Time or (iii) adversely impact the ability of Parent, Purchaser or the Company, as applicable, to enforce its rights against the other parties to the Equity Commitment Letters or the definitive agreements with respect thereto. In addition to the foregoing, Parent shall not terminate the Debt Commitment Letter, except in connection with replacements of the Debt Commitment Letter with alternative financing commitments in accordance with Section 6.03(c).

(b) Equity Financing. Each of Parent and Purchaser shall use their reasonable best efforts to take (or cause to be taken) all actions and use reasonable best efforts to do (or cause to be done) all things necessary to obtain the Equity Financing on the Closing Date, to the extent required in order to fund the payments required to be made by Parent and Purchaser hereunder, including by (i) maintaining in effect the Equity Commitment Letters, (ii) complying, in all respects, with its obligations under the Equity Commitment Letters, (iii) satisfying all conditions that are within their control in such Equity Commitment Letters (other than any closing conditions that are waived by the Equity Financing Sources), (iv) enforcing its rights under the Equity Commitment Letters and (v) consummating the Equity Financing on or prior to the Closing Date.

(c) Debt Financing and Alternate Debt Financing. Parent shall use its commercially reasonable efforts to arrange the Debt Financing and obtain the financing contemplated thereby on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions) set forth in the Debt Commitment Letter, including using its commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter, (ii) comply, in all material respects, with its obligations under the Debt Commitment Letter, (iii) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letter (or on terms that, taken as a whole, are not less favorable to the Company in any material respect than the terms and conditions (including “flex” provisions) in the Debt Commitment Letter), (iv) satisfy all conditions to funding, that are in its control, in the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter, (v) consummate the Debt Financing on or prior to the Offer Acceptance Time and (vi) enforce its rights pursuant to the Debt Commitment Letter. Parent and Purchaser will fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due. In furtherance and not in limitation of the foregoing, in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) set forth in the Debt Commitment Letter, Parent shall use its commercially reasonable efforts to, as promptly as practicable following the occurrence of such event, (i) obtain alternative financing from alternative sources on terms and conditions not materially less favorable to the Company than those set forth in the Debt Commitment Letter and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternative Debt Financing”), and (ii) obtain one or more new financing commitment letters with respect to such Alternative Debt Financing (the “New Debt Commitment Letter”), which New Debt Commitment Letter will replace the existing Debt Commitment Letter in whole or in part. Parent shall promptly provide the Company with a copy of any New Debt Commitment Letter (and a redacted fee letter in connection therewith (of which only the fee amounts, price caps and economic “flex” terms have been redacted; provided that such redacted terms do not relate to any terms that could adversely affect the conditionality of or the amount of Debt Financing to be funded)). In the event that any New Debt Commitment Letter are obtained, any reference in this Agreement to (A) the “Financing Commitment Letters” or the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter to the extent not superseded by one or more New Debt Commitment Letter at the time in question and any New Debt Commitment Letter to the extent then in effect, (B) the “Financing” or the “Debt Financing” will be deemed to mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to the foregoing, and (C) the “Debt Financing Sources” will be deemed to include the Persons signatory to the New Debt Commitment Letter.

(d) Information. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to arrange the Financing and provide the Company with copies of all executed definitive agreements related to the Financing. Without limiting the generality of the foregoing, Parent and Purchaser shall promptly notify the Company (A) of any breach or default by any party to the Financing Commitment Letters or definitive agreements related to the Financing of which Parent becomes aware, in each case, that could impact the funding or closing of the Financing, and (B) of the receipt by Parent or Purchaser of any written notice or other written communication from any Financing Source or with respect to any breach, default, termination or repudiation by any party to a Financing Commitment Letter of the provisions of the Financing Commitment Letter that could impact the timing of the Closing. Parent shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as soon as reasonably practicable (but in any event within three (3) Business Days) after the date that the Company delivers a written request therefor to Parent.

(e) No Financing Condition. Parent and Purchaser each acknowledge and agree that obtaining the Financing is not a condition to the Transactions.

(f) Company Support.

(i) Prior to the Closing, the Company will use its commercially reasonable efforts, and will cause each of the Company Subsidiaries to use its respective commercially reasonable efforts, to provide Parent with all cooperation reasonably requested by Parent to assist it in causing the conditions in the Debt Commitment Letter to be satisfied or as is otherwise reasonably requested by Parent in connection with the Debt Financing, including: (A) participating (and causing senior management and Representatives, with appropriate seniority and expertise, of the Company, to participate) in a reasonable and limited number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and otherwise cooperating with the marketing efforts for any of the Debt Financing; (B) reasonably assisting Parent and the Debt Financing Sources with the timely preparation of customary (1) rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing; (2) high-yield offering documents, prospectuses, memoranda and similar documents required in connection with the Financing; and (3) forecasts of financial statements of the Surviving Corporation for one or more periods following the Closing; (C) reasonably assisting Parent in connection with the preparation and registration of (but not executing, unless effective only at or following the Closing) any pledge and security documents, supplemental indentures, currency or interest-hedging arrangements and other definitive financing documents as may be reasonably requested by Parent or the Debt Financing Sources (including using commercially reasonable efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, in each case as reasonably requested by Parent), and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Closing; (D) reasonably facilitating the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related liens) on or prior to the Closing Date, but effective only at or following the Closing; (E) furnishing Parent and the Debt Financing Sources with all documentation and other information required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, at least five (5) Business Days prior to the Closing Date that are requested at least ten (10) Business Days prior to the Closing Date (or with respect to any Debt Financing Source identified after the date that is ten (10) Business Days prior to the Closing, at least three (3) Business Days prior to the Closing Date (without regard to when such documentation and information is requested)) and (F) providing all historical financial statements of the Company required by paragraph 9 of Exhibit C to the Debt Commitment Letter. At least one (1) Business Day prior to the Closing Date, the Company shall provide Parent with customary payoff letters with respect to any Company indebtedness for borrowed money that (i) specify the payoff amount(s) and (ii) provide for the termination of, the release of all obligations under, and the release of all Liens and other security interests granted in connection with, such indebtedness automatically after receipt by the applicable agent of the payoff amount specified therein.

(ii) Notwithstanding the provisions of Section 6.03(f)(i) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of the Company Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses with respect to the Debt Financing prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) enter into any definitive agreement with respect to the Debt Financing that is effective prior to the Effective Time, (C) give any indemnities in connection with the Debt Financing that are effective prior to the Effective Time, (D) provide any information the disclosure of which is prohibited or restricted under applicable Legal Requirements or is legally privileged, (E) take any action that, in the reasonable good faith determination of the Company, would interfere with the conduct of the business of the Company and the Company Subsidiaries or create any risk of damage or destruction to any property or assets of the Company or any of the Company Subsidiaries; or (F) take any action that will conflict with or violate its organizational documents or any applicable Legal Requirements or would result in a violation or breach of, or default under, any agreement to which the Company or any of the Company Subsidiaries is a party.

(iii) In addition, (A) no action, liability or obligation of the Company, any of the Company Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and neither the Company nor any of the Company Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (including being an issuer or other obligor with respect to the Debt Financing) relating to the Debt Financing that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time, and (B) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 6.03 will require (1) any officer or Representative of the Company or any of the Company Subsidiaries to deliver any certificate or opinion or take any other action pursuant to Section 6.03(f)(i) or any other provision of this Agreement that would be expected to result in personal liability to such officer or Representative, or (2) the members of the Board of Directors as of immediately prior to the Effective Time to approve any financing or Contracts related thereto, which approval would be effective prior to the Effective Time.

(iv) Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Purchaser will be permitted to disclose such information to any Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement (other than Section 9 thereto) as if parties thereto, or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(v) Company Reimbursement and Indemnification. Upon request by the Company, Parent shall promptly (and in any event within ten (10) calendar days following invoice) reimburse the Company and the Company Subsidiaries for all reasonable out-of-pocket costs and expenses (including accounting and legal fees and expenses) incurred by the Company and/or any of the Company Subsidiaries in connection with providing the support and cooperation contemplated by Section 6.03(f). Parent shall indemnify and hold harmless the Company and the Company Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with providing the support and cooperation contemplated by Section 6.03(f) and any information utilized in connection therewith (other than information provided by the Company or any of the Company Subsidiaries), except for any of the foregoing to the extent the same is solely the result of fraud or willful misconduct.

Section 6.04. Employee Matters.

(a) Following the Effective Time and until the first (1st) anniversary of the Closing Date (the “Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation to provide, the individuals who are employed by the Company or any Company Subsidiary immediately before the Effective Time (the “Company Employees”) and who continue employment during such time period with (i) annual base compensation no less than the annual base compensation provided to such Company Employees immediately prior to the Effective Time, (ii) annual target cash incentive bonus opportunities that are no less than the annual target cash incentive bonus opportunities provided to such Company Employees immediately prior to the Effective Time, (iii) severance benefits that are no less favorable than the severance benefits provided to such Company Employees immediately prior to the Effective Time as set forth on Section 6.04(a) of the Company Disclosure Letter, and (iv) other employee benefits (other than stock or equity-based compensation, deferred compensation arrangements, retiree health and welfare benefits, or defined benefit pension plans) that are substantially comparable in the aggregate to the employee benefits provided to such Company Employees immediately prior to the Effective Time.

(b) Without limiting the generality of Section 6.04(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume, honor and continue during the Continuation Period or, if later, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements maintained by the Company or any Company Subsidiary and set forth in the Company Disclosure Letter, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Legal Requirements; provided, that nothing herein shall be deemed to prohibit Parent or the Surviving Corporation from amending or terminating any such plan, policy, program, agreement or arrangement in accordance with its terms unless such amendment or termination would result in a breach of the obligations of Parent in Section 6.04(a).

(c) With respect to all plans maintained by Parent, the Surviving Corporation or their respective Subsidiaries in which the Company Employees are eligible to participate after the Closing Date (including any vacation, paid time-off and severance plans) for purposes of determining eligibility to participate, level of benefits and vesting, each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries, in each case, to the extent such service would have been recognized by the Company or any Company Subsidiary under analogous Company Benefit Plans prior to the Effective Time; provided, however, that such service need not be recognized (x) to the extent that such recognition would result in any duplication of benefits for the same period of service, (y) with respect to a newly established plan for which prior service is not taken into account or with respect to any equity-based compensation plan, program, agreement or arrangement or (z) for purposes of benefits that accrue under any defined benefit pension or retiree health or welfare plan or arrangement.

(d) Without limiting the generality of Section 6.04(a), Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) The Company shall take the action specified in Section 5.01(a) with respect to the 2019 MBO Plan (as defined in Section 5.01(a)).

(f) The provisions of this Section 6.04 are solely for the benefit of the Parties, and no other Person (including any Company Employee or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Section 6.04, and no provision of this Section 6.04 shall create such rights in any such Persons. No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any Company Employee, (ii) to prohibit Parent or the Surviving Corporation from having the right to terminate the employment of any Company Employee, (iii) to prevent the amendment, modification or termination of any Company Benefit Plan after the Closing (in each case in accordance with the terms of the applicable Company Benefit Plan) or (iv) as an amendment or modification of the terms of any Company Benefit Plan.

Section 6.05. Indemnification; Directors’ and Officers’ Insurance.

(a) The Surviving Corporation and the Company Subsidiaries shall (and Parent shall cause the Surviving Corporation and the Company Subsidiaries to) honor and fulfill in all respects the obligations of the Company and the Company Subsidiaries under any and all (i) indemnification agreements between the Company or any of the Company Subsidiaries and any of their respective current or former directors and officers as of the date of this Agreement and any person who becomes a director or officer of the Company or any of the Company Subsidiaries prior to the Effective Time in accordance with the terms of this Agreement (the “Indemnified Parties”) and (ii) indemnification, expense advancement and exculpation provisions in any certificate of incorporation or bylaws or comparable organizational document of the Company or any of the Company Subsidiaries in effect on the date of this Agreement. In addition, during the period commencing at the Effective Time and ending six (6) years from and after the Effective Time, the Surviving Corporation and the Company Subsidiaries shall (and Parent shall cause the Surviving Corporation and the Company Subsidiaries to) cause the certificates of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and the Company Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws (or other similar organizational documents) of the Company and the Company Subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the Indemnified Parties except as required by applicable Legal Requirements.

(b) Without limiting the generality of Section 6.05(a), for six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Legal Requirements, each of the Indemnified Parties from and against any claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”) incurred in connection with any Proceeding or other claim or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time relating to the Indemnified Parties’ service with, at the request of or for the benefit of the Company or any of its Affiliates, including the Transactions. Without limiting the generality of Section 6.05(a), from and after the Effective Time, Parent shall cause the Surviving Corporation to, (i) advance expenses to any Indemnified Party claiming indemnification pursuant to this Section 6.05 as incurred to the fullest extent permitted under applicable Legal Requirements; provided that any Indemnified Party to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s certificate of incorporation or bylaws (or comparable organizational documents), to repay such advances if it is ultimately determined by final adjudication that such Indemnified Party is not entitled to indemnification and (ii) reasonably cooperate in the defense of any such matter; provided, that the Surviving Corporation may elect at any time and by written notice to the Indemnified Party to defend against any third party claim, in each case at its sole cost and expense and with its own counsel.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation to maintain for a period of at least six (6) years following the Effective Time directors’ and officers’ liability insurance and fiduciary liability insurance policies (collectively, “D&O Insurance”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with benefits, levels of coverage and terms and conditions that are at least as favorable as the Company’s D&O Insurance existing immediately prior to the Effective Time with respect to matters existing or occurring at or prior to the Effective Time, including for acts or omissions in connection with this Agreement and the consummation of the Transactions. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for each year of such D&O Insurance coverage an annual premium amount greater than 300% of the annual premiums paid by the Company for D&O Insurance in its last full fiscal year (such amount, the “Maximum Annual Premium”). If the annual premiums of such D&O Insurance coverage exceed the Maximum Annual Premium, Parent and the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

(d) Notwithstanding Section 6.05(c) the Company may in its sole discretion obtain, prior to the Effective Time, a six (6) year pre-paid “tail” insurance coverage, at an aggregate cost no greater than the Maximum Annual Premium, providing for D&O Insurance not less favorable than that described in Section 6.05(c). If the Company has obtained such policy pursuant to this Section 6.05(d), Parent will cause such policy to be maintained in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Corporation, and Parent will have no further obligation to purchase or pay for insurance pursuant to Section 6.05(c).

(e) If the Surviving Corporation or any of its successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provisions to be made so that the successors and assigns of the Surviving Corporation shall assume and comply with all of the obligations set forth in this Section 6.05.

(f) The provisions of this Section 6.05 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties. The obligations of Parent and the Surviving Corporation in this Section 6.05 will not be terminated or modified in any manner which could adversely affect any Indemnified Party without the consent of such Indemnified Party. Parent will honor, guaranty and stand as surety for, and will cause the Surviving Corporation and the Company Subsidiaries and successors to honor and comply with, the covenants contained in this Section 6.05. Parent will pay all reasonable expenses that may be incurred by an Indemnified Party in enforcing the indemnity and other obligations set forth in this Section 6.05.

Section 6.06. Access and Reports; Confidentiality.

(a) Subject to applicable Legal Requirements, upon reasonable notice, the Company shall (and shall cause each Company Subsidiary to) afford Parent’s officers and other Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books and records and, during such period, the Company shall (and shall cause each Company Subsidiary to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided, however, that no investigation pursuant to this Section 6.06 shall affect or be deemed to modify any representation or warranty made by the Company herein; provided, further, that the foregoing shall not require the Company to (i) permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any Trade Secrets of third parties, (ii) disclose any information if such disclosure would result in a waiver of attorney-client privilege, work product doctrine or any similar privilege (provided the Company shall use commercially reasonable efforts to furnish Parent and its Representatives such information in a manner so as to preserve such privilege), (iii) permit any invasive environmental testing or sampling at any property or (iv) take or allow any action that would unreasonably interfere with the Company’s or any Company Subsidiary’s business or operations. All requests for information made pursuant to this Section 6.06 shall be directed to the executive officer or other Person designated by the Company.

(b) Each of Parent and Purchaser will comply with the terms and conditions of that certain letter agreement, dated April 24, 2019, between Parent and the Company (as may be amended from time to time, the “Confidentiality Agreement”) and will hold and treat, and will cause their respective Representatives to hold and treat, in confidence all documents and information concerning the Company and each Company Subsidiary furnished to Parent or Purchaser in connection with the Transactions (including pursuant to Section 6.06(a)) in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 6.07. Publicity. The initial news release regarding the Merger shall be a joint news release and, except with respect to any action taken pursuant to Section 5.02 or Section 8.01, thereafter the Company and Parent each shall consult with each other prior to issuing any news releases or otherwise making public announcements with respect to the Merger and the other Transactions and prior to making any filings with any third party and/or any Governmental Body (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by applicable Legal Requirement or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Body.

Section 6.08. Takeover Statutes. If any state anti-takeover statutes or regulations (including Section 203 of the DGCL) is or may become applicable to the Offer or the Merger or the other Transactions, Parent, Purchaser, the Company and their respective boards of directors shall grant such reasonable approvals and take such reasonable actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.09. Rule 16b-3. Prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the Transactions by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

Section 6.10. Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the Board of Directors and its compensation committee) shall take all such steps as may be required to cause to be exempt under Rule 14d–10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date hereof by the Company, or payments made or to be made or benefits granted or to be granted according to such an arrangement, with current or future directors, officers or employees of the Company and to ensure that any such arrangements fall within the safe harbor provisions of such Rule.

Section 6.11. Control of Operations. Without limiting any party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement will give any Party, directly or indirectly, the right to control, direct or influence any other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.12. Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13. Certain Litigation. The Company shall promptly advise Parent of any litigation commenced after the date hereof against the Company or any of its directors (in their capacity as such) by any holder of Shares (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep Parent reasonably informed regarding any such litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any such stockholder litigation and no such settlement shall be agreed to without Parent’s prior written consent to such settlement (which consent will not be unreasonably withheld, conditioned or delayed).

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or (to the extent permitted by applicable Legal Requirement) waiver at or prior to the Closing of each of the following conditions:

(a) Orders. No Governmental Body of competent jurisdiction shall have enacted, entered, promulgated or enforced any Legal Requirement, executive order, decree, writ, ruling, injunction, determination, judgment, decision or other order (whether temporary, preliminary or permanent) (collectively, “Orders”) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger; and

(b) Consummation of the Offer. The Minimum Condition shall have been satisfied and Purchaser (or Parent on Purchaser’s behalf) shall have irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

ARTICLE VIII

TERMINATION

Section 8.01. Termination:

(a) This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by mutual written consent of Parent and the Company signed by the Parties.

(b) This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by either Parent or the Company:

(i) if the Acceptance Time shall not have been consummated on or before midnight, Eastern Time September 9, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose failure to satisfy any agreements or covenants under this Agreement has primarily caused or resulted in the failure of the Acceptance Time to occur on or before the Termination Date;

(ii) if the Offer (as it may be required to be extended pursuant to Section 1.04) expires or is terminated or withdrawn in accordance with its terms without the Minimum Condition having been satisfied and the other Offer Conditions having been satisfied or waived by Parent, in each case without the acceptance for payment of any Shares thereunder (for avoidance of doubt, Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.01(b)(ii) if Parent is obligated to extend the Offer pursuant to Section 1.04); provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose failure to satisfy any agreements or covenants under this Agreement has primarily caused or resulted in the non-satisfaction of the Minimum Condition or the other Offer Conditions; or

(iii) if any Order permanently restraining, enjoining or otherwise prohibiting the Offer or the consummation of the Merger as contemplated by this Agreement shall have become final and non-appealable; provided, however, that termination of this Agreement pursuant to this Section 8.01(b)(iii) will not relieve a party of liability under this Agreement if such party (or, in the case of Parent, Purchaser) has not complied in all material respects with its obligations under Section 6.02 (including the obligation of Parent and Purchaser to take any and all steps set forth in Section 6.02(d)(ii)).

(c) This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by the Company:

(i) if Purchaser shall not have commenced (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within five (5) Business Days of the date on which Purchaser is required to commence the Offer pursuant to Section 1.01;

(ii) at any time prior to the Offer Acceptance Time in order to accept a Superior Proposal and enter into the Specified Agreement providing for the consummation of the transaction that the Board of Directors shall have determined constitutes a Superior Proposal in accordance with Section 5.02(e)(i) (a “Specified Agreement”), provided that (A) the Company has complied in all material respects with the requirements of Section 5.02 with respect to such Superior Proposal, (B) concurrently with the termination of this Agreement, the Company and the counterparty thereto enter into the Specified Agreement and (C) prior to or concurrently with the termination of this Agreement, the Company pays the Termination Fee to Parent in accordance with the applicable provisions of Section 8.03; or

(iii) in the event (A) of a material breach of any covenant or agreement on the part of Parent or Purchaser set forth in this Agreement that would reasonably be expected to result in a Parent Material Adverse Effect or (B) that any of the representations and warranties of Parent and Purchaser set forth in this Agreement shall have been inaccurate in any material respect and such inaccuracy would reasonably be expected to result in a Parent Material Adverse Effect; provided, however, that notwithstanding the foregoing, in the event that such breach by

Parent or Purchaser or such inaccuracy in the representations and warranties of Parent or Purchaser are curable by Parent or Purchaser prior to the Termination Date and within twenty (20) calendar days, then the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.01(c)(ii) until the earlier to occur of (1) the expiration of a twenty-five (25) calendar day period after delivery of written notice from the Company to Parent of such breach or inaccuracy, as applicable, or (2) Parent or Purchaser ceasing to exercise commercially reasonable efforts to cure such breach or inaccuracy; provided that Parent or Purchaser continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.01(c)(ii) if (x) such breach or inaccuracy by Parent or Purchaser is cured within such twenty-five (25) calendar day period, or (y) the Company is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement).

(d) This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by Parent:

(i) at any time prior to the Offer Acceptance Time, if: (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed or the Board of Directors shall have effected a Company Adverse Change Recommendation, (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within five (5) Business Days of the commencement of such tender offer or exchange offer or (iii) the Board of Directors fails to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests in writing; or

(ii) in the event (A) of a material breach of any covenant or agreement on the part of the Company set forth in this Agreement such that the condition set forth in clause (e) of ANNEX II would not be satisfied as of the time of such breach or (B) that any representation or warranty of the Company set forth in this Agreement shall have been inaccurate when made or shall have become inaccurate, such that the condition set forth in clause (d) of ANNEX II would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate; provided, however, that, notwithstanding the foregoing, in the event that such breach by the Company or such inaccuracies in the representations and warranties of the Company are curable by the Company through the exercise of commercially reasonable efforts prior to the Termination Date and within twenty (20) calendar days, then Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.01(d)(ii) until the earlier to occur of (1) the expiration of a twenty-five (25) calendar day period after delivery of written notice from Parent to the Company of such breach or inaccuracy, as applicable, or (2) the ceasing by the Company to exercise commercially reasonable efforts to cure such breach or inaccuracy, provided that the Company continues to exercise commercially reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.01(d)(ii) if (x) such breach or inaccuracy by the Company is cured within such twenty-five (25) calendar day period, or (y) Parent is then in material breach of its representations, warranties, covenants or agreements contained in this Agreement), except to the extent such material breach would not reasonably be likely to have a Parent Material Adverse Effect.

Section 8.02. Effect of Termination and Abandonment.

(a) In the event of a valid and proper termination of this Agreement pursuant to this Article VIII, written notice thereof shall be given to the other Party or Parties, as the case may be, specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith be of no further force or effect and there shall be no liability or obligation on the part of any Party (or of any of its Representatives or Affiliates); provided, however, that (i) the second sentence of Section 1.05, the final sentence of Section 1.09, Section 6.06(b), this Section 8.02, Section 8.03 and Article IX shall survive the termination of this Agreement and shall remain in full force and effect, (ii) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (iii) no such termination shall relieve any Party of any liability for damages (which the Parties acknowledge and agree may not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated hereby) to any other Party resulting from any willful breach by such party prior to such termination, and the aggrieved party will be entitled to all rights and remedies available at law or in equity. The Parties acknowledge and agree that nothing in this Section 8.02 shall be deemed to affect their right to specific performance under Section 9.09. For purposes of this Agreement, “willful breach” shall mean a material breach that is a consequence of an act, or failure to act, undertaken by the breaching party with the knowledge that the taking of such act, or failure to act, would, or would be reasonably expected to, result in a breach of this Agreement. For the avoidance of doubt, the failure of a Party to consummate the Closing when required pursuant to Section 2.02 shall be a willful breach of this Agreement.

Section 8.03. Fees and Expenses; Termination Fees.

(a) Except as set forth in this Section 8.03, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees and expenses, whether or not the Offer or the Merger is consummated. Parent shall bear and timely pay all filing fees associated with the HSR Act. In the event that this Agreement is terminated by Parent pursuant to Section 8.01(d)(ii) (other than a circumstance when a Termination Fee is paid pursuant to Section 8.03(b)), then the Company shall pay to Parent all of the reasonable and documented Expenses of Parent and Purchaser up to, but not exceeding, three million dollars ($3,000,000) in the aggregate. As used herein, “Expenses” means all out-of-pocket fees and expenses (including all reasonable fees and expenses of counsel, accountants, financial advisors and investment bankers to a party hereto and its Affiliates), incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the filing of any required notices under applicable Antitrust Laws or other regulations and all other matters related to the Transactions.

(b) The Company shall pay Parent the Termination Fee in the event that this Agreement is terminated:

(i) by Parent pursuant to Section 8.01(d)(i) or Section 8.01(d)(ii) in connection with or subsequent to a material breach of Section 5.02 (No Solicitation or Negotiation) by the Company or any Representative acting at the direction or on behalf of the Company;

(ii) by the Company pursuant to Section 8.01(c)(ii); or

(iii) by either Parent or the Company pursuant to Section 8.01(b)(i) or by Parent pursuant to Section 8.01(d)(ii), so long as, (A) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been publicly announced or publicly disclosed which has not been publicly and unconditionally withdrawn prior to such termination and (B) within twelve (12) months after the date of termination, (x) the Company shall have entered into a Contract with respect to such Acquisition Proposal and such Acquisition Proposal is subsequently consummated or (y) such Acquisition Proposal is consummated; provided, however, that, for purposes of this Section 8.03(b)(ii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

(c) Any Termination Fee required to be paid to Parent pursuant to Section 8.03(b)(i), less any Expenses paid by the Company pursuant to Section 8.03(a), shall be paid to Parent by wire transfer of same-day funds within two (2) Business Days after the date of termination of this Agreement. Any fee under Section 8.03(b)(ii) shall be paid to Parent by wire transfer of same-day funds concurrently with the termination. Any fee due under Section 8.03(b)(iii) shall be paid to Parent by wire transfer of same-day funds concurrently with the consummation of the applicable Acquisition Proposal.

(d) In the event that Parent receives payment of the Termination Fee pursuant to this Section 8.03, except with respect to any act of fraud or actions for breach of the Confidentiality Agreement, the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Proceeding against the Company or any of its Affiliates arising out of this Agreement, any of the Transactions or any matters forming the basis for such termination. Without the foregoing agreement, neither the Company nor Parent would have entered into this Agreement, and if the Company fails to timely pay any amount due pursuant to this Section 8.03 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the non-paying party for the payment of any amount set forth in this Section 8.03, the Company shall pay Parent its costs and expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Legal Requirements. The Company shall not be required to pay the Termination Fee on more than one occasion.

ARTICLE IX

MISCELLANEOUS

Section 9.01. Non-Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article IX.

Section 9.02. Modification or Amendment. Subject to the provisions of applicable Legal Requirements, at any time prior to the Effective Time, the Parties (in the case of the Company, by action of the Board of Directors to the extent required by applicable Legal Requirement or Purchaser, by action of its board of directors to the extent required by applicable Legal Requirement) may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided, without the prior written consent of the applicable Debt Financing Sources, Section 6.03, this Section 9.02, Section 9.06 and Section 9.16 (and any provision of this Agreement to the extent a modification or amendment would modify the substance of any such Section) may not be amended, supplemented, changed, waived or terminated in a manner that is adverse to the Debt Financing Sources or any of their Debt Financing Source Parties.

Section 9.03. Waiver. At any time prior to the Effective Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (c) subject to applicable Legal Requirements, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Condition may only be waived by Purchaser with the prior written consent of the Company. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

Section 9.04. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company, to:

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, New Jersey 07073

Attention: Jim Preuninger

Email: jimpreuninger@amberroad.com

with a copy to (which shall not constitute notice):

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Fax No.: (212) 768-6800

Attention:          Victor H. Boyajian, Esq.

Ira Kotel, Esq.

Ilan Katz, Esq.

Email:                victor.boyajian@dentons.com

ira.kotel@dentons.com

ilan.katz@dentons.com

if to Parent or Purchaser, to:

c/o E2open, LLC

9600 Great Hills Trail, Suite 300E

Austin, TX 78759

Attention:           Michael Farlekas

Laura Fese

Email:                michael.farlekas@e2open.com

laura.fese@e2open.com

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Fax No.: (212) 728-9981

     (212) 728-9162

     (212) 728-9205

Attention:          Morgan D. Elwyn

Robert A. Rizzo

Claire E. James

Email:                melwyn@willkie.com

rrizzo@willkie.com

cejames@willkie.com

Section 9.05. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF) each of which shall be deemed an original to the other Parties) and by the different Parties in separate counterparts, each of which when executed shall be deemed an original but all of which taken together shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.06. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the Parties, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) after the Effective Time, with respect to the provisions of Section 6.05 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) after the Effective Time, the rights of the holders of Shares to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (c) after the Effective Time, the rights of the holders of Company Equity Awards to receive the payments contemplated by the applicable provisions of Section 2.07, in each case of clauses (a) – (c), in accordance with the terms and conditions of this Agreement, and (d) each of the Debt Financing Sources and their respective Debt Financing Source Parties is hereby made a third party beneficiary of Section 6.03, Section 9.02, this Section 9.06 and Section 9.16. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of such Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.03 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.07. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware and judicial decisions of the State of Delaware applicable to agreements executed and performed entirely within such State, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

Section 9.08. Entire Agreement; Assignment. This Agreement, (including the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter), Support Agreement, the Equity Commitment Letters and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties; provided that each of Parent and Purchaser may assign, in Parent’s sole discretion, any or all of Parent’s and/or Purchaser’s right, interests or obligations under this agreement to any wholly owned Subsidiary of Parent or Purchaser and may collaterally assign its rights hereunder to any lender of Parent or its Affiliates, but no such assignment shall relieve Parent or Purchaser of any of their obligations hereunder. No assignment by any party shall relieve such party of any of its obligations hereunder. Any purported assignment in contravention of this Agreement is void. Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.09. Specific Enforcement; Consent to Jurisdiction.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were breached. It is accordingly agreed that each of the Parties shall be entitled, in addition to any other remedy to which they are or may be entitled at law or in equity, to an injunction or injunctions, specific performance or other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions of this Agreement without posting a bond or undertaking, this being in addition to any other remedy to which they are or may be entitled at law or in equity; provided the Company shall be entitled to specific performance compelling the Equity Financing to be funded solely to the extent that all Offer Conditions have been satisfied or, to the extent permitted by applicable Legal Requirements, waived by Parent and the Company has irrevocably confirmed that the Closing will occur immediately after such Equity Financing is funded. The Parties agree not to raise any objections to the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Purchaser, on the other hand.

(b) All Proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and the Parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Proceeding. The consents to jurisdiction and venue set forth in this Section 9.09(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties. Each Party agrees that service of process upon such party in any Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 9.04 of this Agreement; provided, that nothing in this Section 9.09(b) shall affect the right of any party to serve legal process in any other manner permitted by applicable Legal Requirement. The Parties agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

Section 9.10. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS OR THEREBY OR THE ACTIONS OF PARENT, PURCHASER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11. Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable Legal Requirement or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 9.12. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed on the Company with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares, expressly excluding any such Taxes imposed on the holders of Shares.

Section 9.13. Disclosure Letters. Certain items and matters are listed in the Company Disclosure Letter and the Parent Disclosure Letter for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Letter or the Parent Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants and agreements contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any Contract or Legal Requirement in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

Section 9.14. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”.

(c) When a reference is made in this Agreement or the Company Disclosure Letter to information or documents being “provided”, “made available” or “disclosed” to Parent or its Affiliates, such information or documents shall include any and all information or documents (i) included publicly in the SEC Reports filed with or furnished to the SEC by the Company on or after January 1, 2018 but prior to the date hereof (other than disclosures contained or referenced therein under the captions “Risk Factors” or “Forward-Looking Statements” or any other disclosures contained or referenced therein of information that is forward-looking in nature), or (ii) furnished prior to the execution of this Agreement in the electronic “data room” maintained by the Company and to which access has been granted to Parent and its Representatives.

(d) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(e) Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein.

(f) References to a Person are also to its permitted successors and permitted assigns.

(g) The term “dollars” and character “$” shall mean United States dollars.

(h) Where this Agreement states that a party “shall”, “will” or “must” perform in some manner, it means that the party is legally obligated to do so under this Agreement.

(i) The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.15. Definitions. Capitalized terms used in this Agreement have the meanings specified in ANNEX I.

Section 9.16. Xerox Provisions. Notwithstanding anything in this Agreement to the contrary:

(a) Neither the Debt Financing Sources nor any of their respective former, current and future Affiliates and their and their respective former, current and future equityholders, partners, members, Affiliates, directors, officers, employees, representatives or agents and their respective successors and assigns, together with the heirs, executors, successors and assigns of any of the foregoing (collectively, together with the Debt Financing Sources, the “Debt Financing Source Parties”) will have any liability to the Company, its stockholders or any of their Affiliates or their respective partners, members, directors, officers, employees, representatives or agents and their respective successors and assigns (collectively, the “Seller Related Parties”) relating to or arising out of this Agreement, any of the transactions contemplated herein (including the Debt Financing) or the Debt Commitment Letter, whether at law or equity, in contract or in tort or otherwise, and none of the Seller Related Parties will have any rights or claims against any of the Debt Financing Source Parties under this Agreement, any of the transactions contemplated herein (including the Debt Financing) or the Debt Commitment Letter, whether at law or equity in contract or in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Debt Financing Sources are intended third party beneficiaries of, and shall be entitled to the protections of, this Section 9.16 and Section 6.03, Section 9.02 and Section 9.06 (and any provision or definition in this Agreement to the extent an amendment or waiver of such provision would modify the substance of any of the foregoing provisions) and the same shall be enforceable by each Debt Financing Source Party and its successors and assigns.

(b) Each of the Parties agrees (and the Company agrees on behalf of the Seller Related Parties): (i) that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including the Debt Financing), including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Legal Requirements exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof); (ii) that service of process, summons, notice or document by registered mail addressed to it at its address provided on the signature pages to this Agreement shall be effective service of process against it for any such action brought in any such court; (iii) to waive and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court; (iv) that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; and (v) that the laws of the State of New York shall govern any such action.

WITHOUT LIMITING THE FOREGOING, SOLELY WITH RESPECT TO RIGHTS OR CLAIMS AGAINST THE DEBT FINANCING SOURCE PARTIES, WHETHER AT LAW OR EQUITY, IN CONTRACT OR IN TORT OR OTHERWISE, EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. SOLELY FOR PURPOSES OF THIS SECTION 9.16, EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.16.

Section 9.17. Guaranty. Guarantor hereby irrevocably and unconditionally guarantees the timely and full performance and discharge by Parent and the Purchaser of and the compliance by Parent and the Purchaser with all of their respective obligations (the “Obligations”) under this Agreement (the “Guaranty”). The Guaranty is a continuing guarantee which will remain in force until all of the Obligations under this Agreement have been fulfilled, notwithstanding any change, restructuring, bankruptcy, insolvency or termination of the corporate structure. Guarantor hereby agrees that its obligations hereunder shall be as principal and not merely as surety, and shall be absolute, irrevocable and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of this Agreement, any failure to enforce the provisions of this Agreement, or any waiver, modification, consent or indulgence granted with respect thereto by the Company, the recovery of any judgment against Parent or the Purchaser or any action to enforce the same, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or guarantor, in each case other than those defenses that could be asserted by Parent or the Purchaser on their own behalf. Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency or bankruptcy of Parent or the Purchaser, any right to require a proceeding first against Parent or the Purchaser, protest or notice with respect to any Obligation.

(Signature Page Follows)

IN WITNESS WHEREOF, the Company, Parent and Purchaser have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

AMBER ROAD, INC.

By:	/s/ Jim Preuninger
Name: Jim Preuninger
Title: Chief Executive Officer

EAGLE PARENT HOLDINGS, LLC

By:	/s/ Michael Farlekas
Name: Michael Farlekas
Title: Chief Executive Officer

CHICAGO MERGER SUB, INC.

By:	/s/ Jarett Janik
Name: Jarett Janik
Title: President & Treasurer

E2OPEN, LLC, solely for purposes of Section 9.17

By:	/s/ Michael Farlekas
Name: Michael Farlekas
Title: Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

ANNEX I - DEFINITIONS

(a) The following terms have the following meanings:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.02(b).

“Acceptance Time” means the first time as of which Parent or Purchaser accepts any Shares for payment pursuant to and in accordance with the terms of the Offer.

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent, Purchaser or their respective Affiliates) or “group” (within the meaning of Section 13(d) of the Exchange Act) relating to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition or purchase of a business or assets equal to 20% or more of the aggregate fair market value of the Company’s assets or to which 20% or more of the Company’s net revenues, net income or earnings are attributable (ii) issuance or acquisition of more than 20% of the outstanding Equity Securities of the Company, (iii) any recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Equity Securities of the Company or (iv) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, joint venture, partnership, dissolution or similar transaction involving the Company or any Company Subsidiary.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Alternative Debt Financing” has the meaning set forth in Section 6.03(c).

“Anti-Bribery Laws” has the meaning set forth in Section 3.21(a).

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Board of Directors” has the meaning set forth in the recitals to this Agreement.

“Book-Entry Shares” has the meaning set forth in Section 2.06(a).

“Business Day” means any day other than a Saturday or Sunday or a day on which banks in the City of New York are required or authorized to be closed.

“Capitalization Date” has the meaning set forth in Section 3.05(a).

“Certificate of Merger” has the meaning set forth in Section 2.03.

Annex I-1

“Change of Control Payment” has the meaning set forth in Section 3.10(a)(vii).

“Changes” has the meaning set forth in Section 3.08.

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Adverse Change Recommendation” has the meaning set forth in Section 5.02(d).

“Company Associate” means each officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company or any Company Subsidiary.

“Company Benefit Plan” means any (a) pension plan (as defined in Section 3(2) of ERISA, whether or not subject to ERISA) or post-retirement or employment profit-sharing, insurance, health, medical or fringe plan, program, policy or arrangement, (b) “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), (c) bonus, incentive or deferred compensation, “phantom equity” or equity or equity-based compensation plan, program, policy or arrangement (including the Company Equity Plans), (d) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (e) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Company Subsidiary or any ERISA Affiliate (i) for the benefit of any current or former director, officer, employee or individual independent contractor of the Company or any Company Subsidiary or their dependents, spouses, or beneficiaries, or (ii) under which the Company or any ERISA Affiliate had or has any present or future liability, contingent or otherwise.

“Company Board Recommendation” has the meaning set forth in the recitals to this Agreement.

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Copyrights” has the meaning set forth in Section 3.15(a).

“Company Disclosure Documents” has the meaning set forth in Section 3.06(f).

“Company Disclosure Letter” means the confidential disclosure letter dated as of the date of this Agreement delivered by the Company to Parent and Purchaser.

Annex I-2

“Company Employee Agreement” means each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) the Company or any Company Subsidiary and (b) any current or former employee or individual independent contractor, other than any such Contract that is terminable “at will” without any obligation on the part of the Company or any Company Subsidiary to make any severance, termination, change in control or similar payment or to provide any benefit.

“Company Employees” has the meaning set forth in Section 6.04(a).

“Company Equity Awards” means, collectively, the Company Options, Company RSUs and Company PSUs.

“Company Equity Plans” means each of the Company’s 2012 Omnibus Incentive Compensation Plan, as amended or amended and restated from time to time, and the 2002 Stock Option Plan, as amended from time to time.

“Company In-Licenses” has the meaning set forth in Section 3.15(a).

“Company Intellectual Property” means all Owned Intellectual Property together with all other Intellectual Property licensed to the Company or any Company Subsidiary or which the Company or any Company Subsidiary otherwise has the right to use.

“Company Leased Real Property” has the meaning set forth in Section 3.14(b).

“Company Option” means an option to purchase Shares (whether granted by the Company pursuant to any Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Out-Licenses” has the meaning set forth in Section 3.15(a).

“Company Patents” has the meaning set forth in Section 3.15(a).

“Company PSU” means a performance stock unit or restricted stock unit granted pursuant to any Company Equity Plan that vests in whole or in part on the basis of the achievement of performance targets.

“Company PSU Achieved Number” has the meaning set forth in Section 2.07(c).

“Company PSU Consideration” has the meaning set forth in Section 2.07(c).

“Company RSU” means a restricted stock unit granted pursuant to any Company Equity Plan that vests solely on the basis of time.

“Company SEC Reports” has the meaning set forth in Section 3.06(a).

“Company Subsidiary” means any Subsidiary of the Company.

“Company Trademarks” has the meaning set forth in Section 3.15(a).

“Confidentiality Agreement” has the meaning set forth in Section 6.06(b).

Annex I-3

“Consent” means any approval, consent, ratification, permission, waiver or authorization.

“Continuation Period” has the meaning set forth in Section 6.04(a).

“Contract” means a contract, purchase order, license, sublicense, lease, sublease, option, warrant, guaranty, indenture, note, bond, mortgage or other legally binding agreement or instrument, whether written or unwritten.

“control” (including in the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Costs” has the meaning set forth in Section 6.05(b).

“D&O Insurance” has the meaning set forth in Section 6.05(c).

“Debt Commitment Letter” has the meaning set forth in Section 4.07(b).

“Debt Financing” has the meaning set forth in Section 4.07(b).

“Debt Financing Sources” has the meaning set forth in Section 4.07(b).

“Depository Agent” has the meaning set forth in Section 2.08(a).

“Determination Notice” has the meaning set forth in Section 5.02(e).

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Dissenting Shares” has the meaning set forth in Section 2.09.

“DOL” has the meaning set forth in Section 3.17(d).

“Effective Time” has the meaning set forth in Section 2.03.

“Environmental Law” means any Legal Requirement relating to (i) pollution or protection of the environment or natural resources, including indoor and ambient air, soil, surface water or groundwater, sediment, flora and fauna, (ii) the exposure to hazardous, deleterious or toxic materials, human health or safety and (iii) the presence of, exposure to, or the management, manufacture or other generation, use, storage, recycling, treatment, discharge, release, transportation, processing, disposal or remediation of Hazardous Materials.

“Equity Commitment Letters” has the meaning set forth in the recitals.

“Equity Financing” has the meaning set forth in Section 4.07(b).

“Equity Financing Sources” has the meaning set forth in Section 4.07(b).

“Equity Securities” has the meaning set forth in Section 3.05(b).

Annex I-4

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.17(e).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” has the meaning set forth in Section 2.06(b).

“Expenses” has the meaning set forth in Section 8.03(a).

“Expiration Date” has the meaning set forth in Section 1.03.

“Extension Deadline” has the meaning set forth in Section 1.04(b).

“Financing” has the meaning set forth in Section 4.07(b).

“Financing Commitment Letters” has the meaning set forth in Section 4.07(b).

“Financing Sources” has the meaning set forth in Section 4.07(b).

“Fully Diluted Shares” means all issued and outstanding Shares (including any vested Company RSUs and Company PSUs), together with the aggregate number of Shares that the Company may be required to issue upon conversion, settlement or exercise of all then-outstanding Company Options for which the Company has received notices of exercise or conversion prior to the expiration of the Offer.

“GAAP” has the meaning set forth in Section 3.06(b).

“Governmental Antitrust Body” has the meaning set forth in Section 6.02(d)(i).

“Governmental Authorization” means any: permit, license, certificate, approval, consent, grant, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, international, multinational, supranational or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal.

“Guarantor” has the meaning set forth in the Preamble.

“Guaranty” has the meaning set forth in the Section 9.17.

“Hazardous Materials” means any substance, waste or material defined, characterized or regulated as hazardous, acutely hazardous, toxic, a pollutant or a contaminant, or that could reasonably be expected to result in liability, controls or restrictions under any applicable Environmental Law currently in effect, including petroleum, petroleum products, by-products and distillates, pesticides, dioxin, polychlorinated biphenyls, mold, biological hazards, asbestos and asbestos-containing materials.

Annex I-5

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” has the meaning set forth in Section 5.01(a)(xi).

“Indemnified Parties” has the meaning set forth in Section 6.05(a).

“Initial Expiration Date” has the meaning set forth in Section 1.03.

“Intellectual Property” means all of the following, worldwide, whether registered, unregistered, or registerable: (a) inventions, discoveries, improvements, ideas, know-how, methodology, models, algorithms, formulae, systems, processes, technology, whether patentable or not, and all patents, industrial designs, and utility models, and all applications pertaining to the foregoing, including re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals and extensions (“Patents”), (b) trademarks, service marks, trade dress, logos, Internet domain names, social media accounts and handles, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof (“Trademarks”), (c) copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, including any rights in Software, interpreted or compiled Source Code, object code, development documentation, programming tools, drawings, and specifications (“Copyrights”); (d) data, metadata, and databases; (e) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, techniques, inventions and discoveries, and other rights in confidential and other nonpublic information, including the right in any jurisdiction to limit the use or disclosure thereof (“Trade Secrets”); (f) any other intellectual property or proprietary rights of any kind, nature, or description; and (g) any tangible embodiments of the foregoing (in whatever form or medium).

“Intervening Event” means an event, occurrence, fact or change that materially affects the business, assets or operations of the Company (other than any event, occurrence, fact or change resulting from a material breach of this Agreement by the Company) occurring or arising after the date hereof that was not known or the material consequences of which (based on facts known to the members of the Board of Directors as of the date hereof) were not reasonably foreseeable to the Board of Directors as of the date hereof, which event, occurrence, fact or change becomes known to the Board of Directors prior to the Offer Acceptance Time, other than (a) changes in the Company Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (b) any Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof or (c) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

Annex I-6

“IT Systems” means electronic data processing, information, recordkeeping, communications, telecommunications, account management, inventory management and other computer systems (including all Software, databases, firmware, hardware and related documentation) and Internet websites.

“Knowledge” and similar phrases means (a) with respect to the Company, the actual knowledge of its Chief Executive Officer, Chief Financial Officer, Chief Product Officer or General Counsel after reasonable inquiry of their respective direct reports and (b) with respect to Parent or Purchaser, the actual knowledge of its executive officers after reasonable inquiry of their respective direct reports.

“Lease Agreement” has the meaning set forth in Section 3.14(b).

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, supranational or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling, treaty, procedure, notice or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NYSE or other stock exchange).

“Liens” has the meaning set forth in Section 3.02.

“Material Adverse Effect” means any Change, individually or in the aggregate, that has had, or would reasonably be expected to have, a material adverse effect on the business, operations, financial condition or results of operations of the Company and each Company Subsidiary, taken as a whole; provided, however, that no Changes arising out of or resulting from any of the following shall, either alone or in combination, constitute or contribute to a Material Adverse Effect: (a) changes in the economy in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (b) changes that affect any of the industries in which the Company or any Company Subsidiary do business, (c) changes in financial, debt, capital, credit or securities markets generally in the United States or elsewhere in the world, including changes in interest rates, (d) changes in the stock price, or trading volume of the Shares or credit rating of the Company or any Company Subsidiary or any failure by the Company to meet published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the Changes underlying any such change or failure described in this clause (d) that are not otherwise excluded from the definition of a “Material Adverse Effect” may be considered in determining whether there has been a Material Adverse Effect), (e) changes or prospective changes in Legal Requirements, legislative or political conditions or policy or practices of any Governmental Body, (f) changes or prospective changes in GAAP or principles or interpretations thereof, (g) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or earthquakes, any weather-related or other force majeure events or other natural disasters or any national or international calamity or crisis, (h) the execution and delivery of this Agreement, the public announcement or pendency of the Merger or the other Transactions, or the failure to take any action prohibited by Section 5.01(a); provided that the Company timely solicited the consent of Parent to such action in writing and Parent withheld such consent, in each case, including any impact thereof on relationships, contractual or otherwise,

Annex I-7

with customers, suppliers, distributors, lenders, partners or employees of the Company and each Company Subsidiary, (i) any action taken or requirements imposed by any Governmental Body in connection with the Merger or the other Transactions, or (j) the filing of (or any adverse determination in) any Proceeding relating to this Agreement, the Merger, or the other Transactions; provided, further that the exceptions set forth in clauses (a)-(c) and (e)-(g) immediately above shall not apply to the extent that such Change has a disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other similarly situated participants in the industry in which the Company and the Company Subsidiaries operate, and provided, further that with respect to references to “Material Adverse Effect” in the representations and warranties set forth in Section 3.04, the exception set forth in subclause (i) shall not apply.

“Material Contract” has the meaning set forth in Section 3.10(a).

“Maximum Annual Premium” has the meaning set forth in Section 6.05(c).

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 2.06(a).

“Minimum Condition” has the meaning set forth in ANNEX II.

“New Debt Commitment Letter” has the meaning set forth in Section 6.03(c).

“Non-U.S. Plans” has the meaning set forth in Section 3.17(l).

“NYSE” means the New York Stock Exchange.

“Offer” has the meaning set forth in the recitals to this Agreement.

“Offer Acceptance Time” has the meaning set forth in Section 1.07(c).

“Offer Commencement Date” has the meaning set forth in Section 1.06(a).

“Offer Conditions” has the meaning set forth in Section 1.02(a).

“Offer Documents” has the meaning set forth in Section 1.06(a).

“Offer Price” has the meaning set forth in the recitals to this Agreement.

“Offer to Purchase” has the meaning set forth in Section 1.06(a).

“Open Source Software” means any open source code, freeware, libraries or any source code subject to any license identified as an “open source license” by the Open Source Initiative or any similar licensing or distribution model.

“Orders” has the meaning set forth in Section 7.01(a).

“Owned Intellectual Property” has the meaning set forth in Section 3.15(a).

Annex I-8

“Parent” has the meaning set forth in the preamble to this Agreement.

“Parent Disclosure Letter” means the confidential disclosure letter dated as of the date of this Agreement delivered by Parent to the Company.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions on the terms set forth herein.

“Parties” means Parent, Purchaser, and the Company.

“Paying Agent” has the meaning set forth in Section 2.08(a).

“Payment Fund” has the meaning set forth in Section 2.08(b).

“Permitted Liens” means (a) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, incurred in the ordinary course of business consistent with past practices for amounts that are not yet due or that are being contested in good faith and by appropriate proceedings, (b) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Company and each Company Subsidiary, taken as a whole, (c) Liens for Taxes that are not yet due or payable or that may thereafter be paid without penalty, (d) Liens supporting surety bonds, performance bonds and similar obligations issued in the ordinary course of businesses of the Company and each Company Subsidiary, (e) Liens not created by the Company or any Company Subsidiary that affect the underlying fee interest of a Company Leased Real Property, (f) Liens that are disclosed on the most recent consolidated balance sheet of the Company included in the SEC Reports or notes thereto, (g) Liens arising under or pursuant to the organizational documents of the Company or any Company Subsidiary, (h) grants to others of rights-of-way, surface leases or crossing rights and amendments, modifications, and releases of rights-of-way, surface leases or crossing rights in the ordinary course of business, (i) with respect to rights-of-way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Company or any Company Subsidiary otherwise has access, between the parties thereto, or (j) Liens arising in the ordinary course of business; in the case of clauses (a), (e), (h), (i) and (j), that do not materially impair the marketability, value or the continued use of a Company Leased Real Property as currently operated.

“Person” means an individual, corporation (including not-for-profit), Governmental Body, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Pre-Closing Period” has the meaning set forth in Section 5.01(a).

“Preferred Stock” has the meaning set forth in Section 3.05(a).

“Proceeding” has the meaning set forth in Section 3.09.

Annex I-9

“Proprietary Software” shall mean any material computer software or database, in each case, owned or purported to be owned by the Company or any Company Subsidiary.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Related Party” has the meaning set forth in Section 3.20.

“Released” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” has the meaning set forth in Section 5.02(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Schedule 14D-9” has the meaning set forth in Section 1.08(a).

“Schedule TO” has the meaning set forth in Section 1.06(a).

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all forms, statements, certifications, reports and other documents required to be filed or furnished by the Company with the SEC, including (i) those filed or furnished subsequent to the date of this Agreement and (ii) all exhibits and other information incorporated therein and all amendments and supplements thereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” has the meaning set forth in the recitals to this Agreement.

“Significant Customers” has the meaning set forth in Section 3.12(a).

“Significant Suppliers” has the meaning set forth in Section 3.12(b).

“Software” means any and all (i) computer programs or applications, including any and all software implementations of algorithms, models and methodologies, including firmware, middleware, APIs, macros or otherwise, whether in source code, executable code, binary code, or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, including screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation, including user manuals and other training documentation, related to any of the foregoing.

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“Solvent” means, when used with respect to any Person, as of any date of determination, (a) the amount of the fair saleable value of the assets of such Person will, as of such date, exceed the sum of (i) the value of all liabilities of such Person, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with applicable Legal Requirements governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, and (b) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.

“Source Code” means, collectively, any software source code, or any portion or aspect of the software source code, or any proprietary information or algorithm contained in or relating to any software source code, including material related documentation.

“Specified Agreement” has the meaning set forth in Section 8.01(c)(ii).

“Specified Stockholders” has the meaning set forth in the recitals.

“Sponsors” means, collectively, Insight Venture Partners X, L.P., Insight Venture Partners (Cayman) X, L.P., Insight Venture Partners X (Co-Investors), L.P., Insight Venture Partners (Delaware) X, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P. Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P. Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., Elliott International, L.P., and Elliott Associates, L.P.

“Stock Certificate” has the meaning set forth in Section 2.06(a).

“Stockholder List Date” has the meaning set forth in Section 1.09.

“Subsidiary” means, with respect to any Person, (i) any other Person (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests entitled to vote in the election of directors, managers or trustees is at the time of determination owned or controlled, directly or indirectly, by such first Person and (ii) any partnership, joint venture or limited liability company of which (A) more than 50% of the capital accounts, distribution rights, total equity or voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person, whether in the form of membership, general, special or limited partnership interests or otherwise or (B) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such Person.

“Superior Proposal” means a bona fide written Acquisition Proposal which is received by the Company after the date hereof that the Board of Directors determines in good faith (after consultation with its outside legal and financial advisors), (x) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and (y) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger after taking into account any written and binding offer made by Parent pursuant to Section 5.02 to modify the terms of this Agreement; provided however that for purposes of the references to an “Acquisition Proposal” in this definition of “Superior Proposal”, all references to “more than 20%” shall be deemed to be references to “a majority”.

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“Support Agreement” has the meaning set forth in the recitals.

“Surviving Corporation” has the meaning set forth in the recitals to this Agreement.

“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL).

“Tax Return” means any return, declaration, report, election, claim for refund or information return or any other statement or form filed or required to be filed with any Governmental Body relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any federal, state, local, or non-U.S. income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, escheat, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty, addition to tax or additional amount with respect thereto, whether disputed or not.

“Termination Date” has the meaning set forth in Section 8.01(b)(i).

“Termination Fee” means $14,900,000.

“Transactions” means (a) the execution and delivery of this Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Unvested Option Consideration” has the meaning set forth in Section 2.07(a)(ii).

“Unvested RSU Consideration” has the meaning set forth in Section 2.07(b)(ii).

“Vested Option Consideration” has the meaning set forth in Section 2.07(a)(i).

“Vested RSU Consideration” has the meaning set forth in Section 2.07(b)(i).

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ANNEX II - CONDITIONS TO THE OFFER

Capitalized terms used in this ANNEX II but not defined herein have the meanings assigned to such terms in the Agreement and Plan of Merger (the “Agreement”) of which this ANNEX II is a part.

Notwithstanding any other term of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Agreement) may terminate the Offer and not accept for payment any tendered Shares: (i) if the Agreement has been terminated in accordance with Section 8.01 of the Agreement; or (ii) at any scheduled Expiration Date (as it may have been extended pursuant to Section 1.04 of the Agreement), if (x) the conditions in clauses (a) and (b) below have not been satisfied by one minute after 11:59 p.m., New York City time, on the Expiration Date or (y) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) the number of Shares validly tendered and not validly withdrawn (excluding shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) together with any Shares beneficially owned by Parent or any wholly-owned Subsidiary of Parent, equals at least a majority of the Fully Diluted Shares then outstanding (the “Minimum Condition”);

(b) the approval or waiting period applicable to the consummation of the Offer or the Merger under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted;

(c) no Governmental Body of competent jurisdiction shall have enacted, entered, promulgated or enforced any Legal Requirements or issued any Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the Offer or the consummation of the Merger;

(d) there shall not have occurred a Material Adverse Effect since the date of this Agreement;

(e) (i) each of the representations and warranties of the Company set forth in Section 3.05 shall be true and correct in all respects (other than de minimis amounts not to exceed $500,000 in the aggregate) as of the date hereof and as of immediately prior to the Offer Acceptance Time as if made at and as of such time (except for any such representation or warranty that is expressly made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), (ii) each of the representations and warranties of the Company set forth in Section 3.03, Section 3.22 and Section 3.24 shall be true and correct in all respects as of the date hereof and as

Annex II

of immediately prior to the Offer Acceptance Time as if made on and as of immediately prior to the Offer Acceptance Time (except for any such representation or warranty that is expressly made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), and (iii) each of the other representations and warranties of the Company set forth in Article III shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date hereof and as of immediately prior to the Offer Acceptance Time as if made at and as of such time (except for any such representation or warranty that is expressly made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (v) Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the foregoing effect;

(f) (i) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the applicable date, and (ii) Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the foregoing effect;

(g) this Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions (i) are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable Legal Requirement, and (ii) shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of this Agreement. The failure by Parent, Purchaser or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances.

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